Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

TPC GROUP INC.,

SAWGRASS HOLDINGS INC.

and

SAWGRASS MERGER SUB INC.

Dated August 24, 2012

i

Exhibit	Document
A	Charter of Surviving Corporation

GLOSSARY OF DEFINED TERMS

Defined Terms	Where Defined

Acceptable Confidentiality Agreement	Section 6.4(b)
Acquisition Proposal	Section 6.4(c)
Affected Employee	Section 6.14(a)
Affected Non-Union Employee	Section 6.14(a)
Affiliate	Section 9.9(c)
Agreement	Preamble
Alternate Debt Financing	Section 6.12(c)
Alternative Acquisition Agreement	Section 6.4(d)(ii)
Applicable Laws	Section 4.5(a)
Available Financing	Section 6.13(a)
Book-Entry Shares	Section 3.2(b)(i)
business day	Section 9.9(d)
Bylaws	Section 2.2
Certificate	Section 3.1(a)
Certificate of Merger	Section 1.1(b)
Change of Recommendation	Section 6.4(d)(i)
Charter	Section 2.1
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 3.2(g)
Company	Preamble
Company Benefit Plans	Section 4.11(a)
Company Board	Recitals
Company Bylaws	Section 4.1
Company Charter	Section 4.1
Company Common Stock	Section 4.3
Company Disclosure Letter	Article 4 Preface
Company Employees	Section 4.11(a)
Company Material Adverse Effect	Section 9.9(f)
Company Option	Section 3.3(a)
Company Permits	Section 4.5(b)
Company PSU	Section 3.3(d)
Company Real Property	Section 4.5(c)
Company Recommendation	Section 4.18
Company Reports	Section 4.7(a)
Company RSU	Section 3.3(c)
Company SAR	Section 3.3(a)
Company Securities	Section 4.3
Company Stockholder Approval	Section 4.19
Company Stockholders Meeting	Section 6.3
Confidentiality Agreement	Section 9.9(e)
Debt Commitment Letter	Section 5.5(b)
Debt Financing	Section 5.5(b)

Debt Offer	Section 6.18(a)
Debt Offer Documents	Section 6.18(b)
DGCL	Section 1.1(a)
Dissenting Shares	Section 3.2(f)
Dissenting Stockholders	Section 3.2(f)
DTC	Section 3.2(b)(ii)
DTC Payment	Section 3.2(b)(ii)
D&O Insurance	Section 6.10(c)
Effective Time	Section 1.1(b)
Engagement Letter	Section 6.12(c)
Environmental Laws	Section 4.13
Equity Financing	Section 5.5(b)
Equity Financing Letter	Section 5.5(b)
ERISA	Section 4.11(a)
ERISA Affiliate	Section 4.11(b)
EUMR	Section 7.1(b)
European Commission	Section 6.5(a)(i)
Existing Credit Facility	Section 5.5(a)
FCPA	Section 4.25
Exchange Act	Section 3.5
Exchange Fund	Section 3.2(a)
Excluded Share	Section 3.1(a)
Fairness Opinion	Section 4.18
Fee Letter	Section 5.5(b)
Financing	Section 5.5(b)
Financing Letters	Section 5.5(b)
Financing Offering Documents	Section 6.13(a)(i)
Financing Sources	Section 6.13(a)(ii)
Governing Documents	Section 9.9(g)
Guarantors	Recitals
Governmental Authority	Section 4.6(b)
Hazardous Materials	Section 4.13
HSR Act	Section 4.6(b)
Indemnified Parties	Section 6.10(a)
Indenture	Section 6.18(a)
IRS	Section 4.11(a)
Intellectual Property	Section 4.14
Intervening Event	Section 6.4(d)
Liens	Section 4.4
Limited Guaranties	Recitals
Marketing Period	Section 6.12(d)
Material Contract	Section 4.20(a)
Maximum Premium	Section 6.10(c)
Measurement Date	Section 4.3
Merger	Recitals
Merger Sub	Preamble

v

Merger	Recitals
New Debt Commitment Letter	Section 6.12(e)
Notes	Section 6.18(a)
Notice of Proposed Change of Recommendation	Section 6.4(d)
OFAC	Section 4.25
Parent	Preamble
Parent Disclosure Letter	Article 5 Preface
Parent Expenses	Section 8.6
Parent Fee	Section 8.5(c)
Parent Material Adverse Effect	Section 9.9(h)
Paying Agent	Section 3.2(a)
PBGC	Section 4.11(b)
Perella Weinberg	Section 4.17
Permitted Liens	Section 4.22
Per Share Merger Consideration	Section 3.1(a)
Person	Section 3.2(d)
Proceedings	Section 4.8
Proxy Statement	Section 4.23
Real Property Agreements	Section 4.5(c)
Record Holder	Section 3.1(b)
Regulatory Filings	Section 4.6(b)
Related Party	Section 8.5(e)
Representatives	Section 6.4(a)
Requisite Parent Vote	Section 5.2
Restricted Share	Section 3.3(b)
Returns	Section 4.10(r)
Required Information	Section 6.13(a)(ii)
Sarbanes-Oxley Act	Section 4.7(b)
SEC	Article 4 Preface
Securities Act	Section 4.6(b)
Share	Recitals
Solvent	Section 5.9
Special Committee	Section 9.9.(i)
Stock Plans	Section 3.3(a)
Subsidiary	Section 9.9(j)
Superior Proposal	Section 6.4(c)
Surviving Corporation	Section 1.1(a)
Takeover Statutes	Section 4.21
tax	Section 4.10(r)
Termination Date	Section 8.2(a)
Termination Fee	Section 8.5(b)
Third Party	Section 6.4(c)
to the knowledge of	Section 9.9(b)
Transactions	Section 3.5
U.S. GAAP	Section 4.7
Voting Agreement	Recitals

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated August 24, 2012, is by and among TPC Group Inc., a Delaware corporation (the “Company”), Sawgrass Holdings Inc., a Delaware corporation (“Parent”), and Sawgrass Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) and the respective boards of directors of Parent and Merger Sub have each determined that it is in the best interests of their respective stockholders to consummate the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”), upon the terms and subject to the conditions set forth herein, and have each approved and declared advisable this Agreement and the Merger.

WHEREAS, the Company Board and the respective boards of directors of Parent and Merger Sub have each unanimously (in the case of the Company Board, with two members abstaining) approved and declared advisable this Agreement and the Merger, whereby, except as expressly provided in Article 3, each share of common stock, par value $0.01 per share, of the Company (each, a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive the Per Share Merger Consideration.

WHEREAS, concurrently with the execution of this Agreement, Parent has entered into voting agreements, each dated as of the date hereof, with certain directors, members of senior management and stockholders of the Company (collectively, the “Voting Agreements”), pursuant to which, subject to the terms thereof, the parties thereto have agreed, among other things, to vote the Shares held by them in favor of the adoption of this Agreement.

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, each of FR XII Alpha AIV, L.P., FR XII-A Alpha AIV, L.P. and SK Capital Partners III, L.P. (collectively, the “Guarantors”) is entering into a limited guaranty in favor of the Company (collectively, the “Limited Guaranties”) pursuant to which the Guarantors are guaranteeing certain obligations of each of Parent and Merger Sub in connection with this Agreement.

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGER

Section 1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing sentence and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Closing, the parties hereto shall cause the Merger to be consummated by causing a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the office of the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time or date as the parties shall agree and specify in the Certificate of Merger in accordance with Applicable Laws (the “Effective Time”).

Section 1.2 The Closing. Subject to Article 7, unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Baker Botts L.L.P., One Shell Plaza, 910 Louisiana, Houston, Texas 77002, at 9:00 a.m., local time, no later than the second business day following the day on which the last to be satisfied or waived of the conditions set forth in Article 7 shall be satisfied or waived in accordance with this Agreement (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 7 (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earlier to occur of (A) any business day before or during the Marketing Period as may be specified by Parent on no less than two business days’ prior written notice to the Company, and (B) the business day immediately following the final day of the Marketing Period. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

ARTICLE 2

CERTIFICATE OF INCORPORATION AND BYLAWS;

DIRECTORS AND OFFICERS

Section 2.1 Certificate of Incorporation of the Surviving Corporation. As of the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended as set forth in Exhibit A and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended as provided therein or by Applicable Laws (subject to Section 6.10(f)).

Section 2.2 Bylaws of the Surviving Corporation. As of the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be amended to change the name of the Surviving Corporation to TPC Group Inc., and as so amended shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein, by the Charter or by Applicable Laws (subject to Section 6.10(f)).

Section 2.3 Board of Directors. The directors of Merger Sub, as of the Effective Time, shall, and the parties hereto shall take, and cause to be taken, all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Section 2.4 Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE 3

EFFECT OF THE TRANSACTIONS ON CAPITAL STOCK

Section 3.1 Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any capital stock of the Company:

(a) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other Subsidiary of Parent, (ii) Dissenting Shares (as defined below), and (iii) Shares owned by the

Company in treasury or by any direct or indirect wholly owned Subsidiary of the Company (each Share referred to in clause (i) through (iii) above being an “Excluded Share” and collectively, “Excluded Shares”) shall be converted into the right to receive $40.00 in cash (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Shares that have been converted into the right to receive the Per Share Merger Consideration as provided in this Section 3.1 shall cease to be outstanding, shall be automatically canceled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration multiplied by the number of such Shares formerly represented thereby, without interest.

(b) Treatment of Excluded Shares. Except as provided in the second sentence of this Section 3.1(b), each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be automatically canceled without payment of any consideration therefor and shall cease to exist, subject to the right of the Record Holders of any Dissenting Shares to demand appraisal with respect to such Dissenting Shares or to receive the Per Share Merger Consideration as contemplated by Section 3.2(f). Each Excluded Share that is owned by any direct or indirect wholly owned Subsidiary of the Company shall remain outstanding, and no cash or other consideration shall be delivered in exchange therefor. As used in this Article 3, the term “Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.

(c) Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.2 Payment.

(a) Paying Agent. Prior to the Effective Time, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with a paying agent reasonably acceptable to the Company to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive the Per Share Merger Consideration to which the stockholders of the Company shall become entitled pursuant to Section 3.1(a). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent sufficient funds to make all payments pursuant to Section 3.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). If a Dissenting Stockholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Section 262 of the DGCL and (ii) the Per Share Merger Consideration. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s

Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $750 million, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Section 3.1(a) shall be promptly returned to Parent (or its designee). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 3.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such aggregate payments under Section 3.1(a).

(b) Payment Procedures.

(i) Promptly after the Effective Time and in any event not later than the third business day following the Effective Time, the Surviving Corporation shall cause to be mailed to each Record Holder, as of the Effective Time, of an outstanding Certificate or outstanding Certificates that immediately prior to the Effective Time represented outstanding Shares, which have converted into the right to receive the Per Share Merger Consideration with respect thereto, a form of letter of transmittal in customary form and reasonable instructions for use in effecting the surrender of the Certificates. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each Share formerly represented by such Certificate and such Certificate shall then be canceled. Promptly after the Effective Time and in any event not later than the third business day following the Effective Time (or, solely if delivery of a letter of transmittal (which letter of transmittal shall be in customary form and shall have such provisions as the Company and Parent may reasonably agree) by each Record Holder of Book-Entry Shares is required by the Paying Agent, promptly following the Paying Agent’s receipt of such letter of transmittal), the Paying Agent shall issue and deliver to each Record Holder of uncertificated Shares represented by book-entry (“Book-Entry Shares”) a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 3.1(a) of this Agreement in respect of such Book-Entry Shares, and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Per Share Merger Consideration payable in respect of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, or if payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of Parent or the Paying Agent that such tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 3.2(b), each Certificate (other than with respect to Excluded Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Per Share Merger Consideration as contemplated by this Article 3.

(ii) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 10:30 a.m. (Houston time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares other than Excluded Shares held of record by DTC or such nominee as of the Effective Time multiplied by the Per Share Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 10:30 a.m. (Houston time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the first business day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(c) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Person presents to the Surviving Corporation, Parent or Paying Agent any Certificates for transfer or any transfer instructions relating to Shares canceled in the Merger, such Person shall be given a copy of the letter of transmittal referred to in Section 3.2(b)(i) and told to comply with the instructions in that letter of transmittal in order to receive any cash to which such Person is entitled pursuant to this Article 3.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of Shares for nine months after the Effective Time shall be delivered to the Surviving Corporation (or its designee). Any Record Holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article 3 shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar laws) only as a general creditor thereof for payment of the Per Share Merger Consideration for such Shares upon compliance with the instructions in the form of letter of transmittal referred to in Section 3.2(b)(i), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any Record Holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. All cash paid upon the surrender of Certificates in accordance with the terms of this Article 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with customary replacement requirements reasonably established by the Paying Agent, including the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as may reasonably be required by Parent or the Surviving Corporation as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver the Per Share Merger Consideration payable in respect of the Shares represented by such lost, stolen or destroyed Certificate pursuant to this Article 3.

(f) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”), shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration, but instead such holder shall be entitled only to such rights as are accorded under Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Shares shall thereupon be treated as if they had been converted into the right to receive, as of the Effective Time, the Per Share Merger Consideration for each such Share, in accordance with Section 3.1, without interest. The Company shall give Parent prompt notice of any demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Laws that are received by the Company relating to Company stockholders’ rights of appraisal. Parent shall have the right to participate in all negotiations and proceedings with respect to demands for appraisal by Company stockholders under the DGCL. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled, without duplication, to deduct and withhold from the consideration otherwise payable in respect of Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or non-U.S. tax law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be (i) timely remitted by Parent, Merger Sub, the Surviving Corporation or the

Paying Agent, as applicable, to the applicable Governmental Authority, and (ii) treated for all purposes of this Agreement as having been paid to the Record Holder of Shares in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be.

Section 3.3 Treatment of Stock Plans.

(a) Options and SARs. Except as otherwise agreed after the date of this Agreement by Parent and a holder of Company Options or Company SARs (each as defined below), as of the Effective Time, each option to purchase Shares (a “Company Option”) and each stock appreciation right (a “Company SAR”) granted under the TPC Group Inc. 2004 Stock Award Plan and the TPC Group Inc. 2009 Long-Term Incentive Plan (collectively, the “Stock Plans”), which, in each case, is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall become fully vested and exercisable and, at the Effective Time, shall be canceled by the Company and converted into the right to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay), promptly following the Effective Time (but in no event later than the third business day following the Effective Time), in consideration for such cancellation, an amount in cash equal to (i) the product of (x) the total number of Shares subject to the Company Option or Company SAR, as applicable, immediately prior to the Effective Time times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price or grant price, as applicable, per Share under such Company Option or Company SAR, as applicable, less (ii) any amounts required to be withheld or deducted with respect to such payment and without interest. In the event that the exercise price or grant price of any Company Option or Company SAR, as applicable, is equal to or greater than the Per Share Merger Consideration, such Company Option or Company SAR, as applicable, shall be cancelled as of the Effective Time without payment therefor and have no further force or effect.

(b) Restricted Stock. Each Share granted subject to vesting or other lapse restrictions pursuant to any Stock Plan (a “Restricted Share”) which is outstanding immediately prior to the Effective Time shall become fully vested and no longer subject to such restrictions as of the Effective Time and as a result shall be considered a Share for purposes of Section 3.1.

(c) Restricted Stock Units. Except as otherwise agreed after the date of this Agreement by Parent and a holder of Company RSUs (as defined below), each restricted stock unit granted under a Stock Plan (a “Company RSU”), which is outstanding immediately prior to the Effective Time, whether or not vested, shall become fully vested and, at the Effective Time, shall be canceled by the Company and converted into the right to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay), promptly following the Effective Time (but in no event later than the third business day following the Effective Time), in consideration for such cancellation, an amount in cash equal to the product of (x) the total number of Shares subject to such Company RSU immediately prior to the Effective Time times (y) the Per Share Merger Consideration, less any amounts required to be withheld or deducted with respect to such payment and without interest.

(d) Performance Share Units. Each performance share unit granted under a Stock Plan (a “Company PSU”) which is outstanding immediately prior to the Effective Time, to the extent not already vested, shall become vested, if at all, with respect to the number of Shares to which the holder of such Company PSU is entitled in accordance with and pursuant to the terms of the applicable Stock Plan and award agreement governing such Company PSU as in effect at the Effective Time, and any such vested Company PSU, if any, which is outstanding immediately prior to the Effective Time shall be canceled by the Company and converted into the right to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay), promptly following the Effective Time (but in no event later than the third business day following the Effective Time), in consideration for such cancellation, an amount in cash equal to the product of (x) the number of such vested Shares, if any, subject to such Company PSU immediately prior to the Effective Time times (y) the Per Share Merger Consideration, less any amounts required to be withheld with respect to such payment and without interest. In addition to the foregoing, the number of additional Company PSUs that would have become vested as of the Effective Time in accordance with and pursuant to the terms of the applicable Stock Plan and award agreement governing such Company PSUs as in effect at the Effective Time in the absence of the application of the proration provision of the applicable award agreement (such Company PSUs, the “Additional Company PSUs”), if any, shall be canceled by the Company and the holders of such Additional Company PSUs shall become entitled to receive from the Surviving Corporation (and Parent shall cause the Surviving Corporation to pay), promptly following the Effective Time (but in no event later than the third business day following the Effective Time), an amount in cash equal to the product of (x) the number of Shares, if any, subject to the Additional Company PSUs immediately prior to the Effective Time times (y) the Per Share Merger Consideration, less any amounts required to be withheld with respect to such payment and without interest; provided, that payment of 50% of the after-tax amount payable to any such holder of Additional Company PSUs (the “Investment Amount”) shall be conditioned on such holder’s agreement to use the Investment Amount to acquire equity securities of Parent or an Affiliate pursuant to the terms of a subscription agreement, in form and substance reasonably acceptable to Parent and provided to such holder prior to the Effective Time, on pricing terms consistent with the Equity Commitment Letters. If such holder does not agree in writing prior to the Effective Time to use the Investment Amount to acquire equity securities of Parent or an Affiliate, then, notwithstanding anything herein to the contrary, the corresponding Additional Company PSUs shall be cancelled as of the Effective Time without payment therefor and shall have no further force or effect.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee thereof, as applicable, shall take all actions necessary in order to implement the provisions of this Section 3.3.

Section 3.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted, without duplication, to reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

Section 3.5 Rule 16b-3 Approval. Prior to the Closing, the Company and the Company Board or a committee thereof, shall use its reasonable best efforts to take all actions to cause any dispositions of Company equity securities (including derivative securities) resulting from the transactions contemplated by this Agreement (the “Transactions”) by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the procedures set forth in such Rule 16b-3.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) set forth in the disclosure letter delivered to Parent and Merger Sub by the Company at or prior to the execution of this Agreement (the “Company Disclosure Letter”) and making reference to the particular sections or subsection of this Agreement (provided that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to each other section or subsection thereof where its relevance to such other section is reasonably apparent) or (ii) disclosed or included in the Company Reports filed with, or furnished to, the United States Securities and Exchange Commission (the “SEC”) by the Company since January 1, 2012 and publicly available prior to the date hereof and only as and to the extent disclosed or included therein (excluding, in each case, any disclosures set forth in any “risk factor” section, in any section relating to forward-looking statements and any other disclosures included therein, in each case to the extent that they are cautionary, predictive or forward-looking in nature) (it being acknowledged that this clause (ii) shall not apply to Sections 4.3, 4.9(i) and the second sentence of Section 4.7(a)), the Company represents and warrants to Parent and Merger Sub that:

Section 4.1 Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, does not constitute a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The Company has heretofore furnished or otherwise made available to Parent true, complete and correct copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) as in effect on the date hereof. The Company Charter and the Company Bylaws are in full force and effect.

Section 4.2 Authorization, Validity and Effect of Agreements. The Company has the requisite corporate power and authority to execute and deliver this

Agreement and the Voting Agreements and, upon receipt of the Company Stockholder Approval, to consummate the Transactions. The execution of this Agreement and the Voting Agreements and the consummation by the Company of the Transactions have been duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Voting Agreements or to consummate the Transactions other than, with respect to the Merger, the receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement and the Voting Agreements. Assuming this Agreement and the Voting Agreements have been duly authorized, executed and delivered by Parent and Merger Sub, this Agreement and the Voting Agreements constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing.

Section 4.3 Capitalization. The authorized capital stock of the Company consists of 25,000,000 shares of common stock, par value $ 0.01 per share (the “Company Common Stock”). As of August 23, 2012 (the “Measurement Date”): (i) 15,854,503 shares of Company Common Stock were issued and outstanding (of which an aggregate of 9,342 were Restricted Shares); (ii) 177,345 shares of Company Common Stock were held in treasury; (iii) an aggregate of 5,000 shares of Company Common Stock were reserved for issuance upon exercise of outstanding Company Options; (iv) an aggregate of up to 103,774 shares of Company Common Stock were reserved for issuance upon exercise of outstanding Company SARs; (v) there were outstanding Company RSUs that could be settled in up to 102,641 shares of Company Common Stock; and (vi) there were outstanding Company PSUs that could be settled in up to 311,058 shares of Company Common Stock. All issued and outstanding Shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the Measurement Date, except for this Agreement and as set forth above, (i) there are no outstanding (A) shares of capital stock or other voting securities of the Company, (B) securities convertible into or exchangeable for shares of capital stock or other voting securities of the Company or (C) options, warrants, calls or other rights to acquire from the Company or any of its Subsidiaries, or commitments which obligate the Company or any of its Subsidiaries to issue, transfer, sell or register, any shares of capital stock or other voting securities of the Company (the items in clauses (A), (B) and (C) are referred to collectively as “Company Securities”), and (ii) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or to provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, or guarantee or provide a credit enhancement to, any Person. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. All Company Options and Company SARs have been granted having an exercise price or grant price, as applicable, per Share at least equal to the fair market value of one Share on the date of grant of such Company Option or Company SAR. From the Measurement Date to the date of this Agreement, no shares of Company Common Stock have been issued.

Section 4.4 Subsidiaries. A true, complete and correct list of all of the Subsidiaries of the Company is set forth in Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011. Each of the Company’s Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and, to the extent such concept or a similar concept exists in the relevant jurisdiction, in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate or other entity power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the transaction of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, does not constitute a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in each of the Company’s Subsidiaries are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by Applicable Laws), and are owned by the Company or another wholly-owned Subsidiary of the Company free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sale contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (“Liens”) other than Permitted Liens. Except for the capital stock of its Subsidiaries, the Company does not own any capital stock or other equity or voting interest in any Person.

Section 4.5 Compliance with Laws; Permits. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(a) Neither the Company nor any Subsidiary of the Company is, and since January 1, 2010 none of the Company or any of its Subsidiaries has been, in violation of any applicable law, rule, regulation, code, governmental determination, order, decree, judgment, treaty or convention, U.S. or non-U.S. (collectively, “Applicable Laws”), and no claim, investigation or proceeding is pending or, to the knowledge of the Company, threatened with respect to any such matters.

(b) The Company and each Subsidiary of the Company hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all governmental or regulatory entities necessary for the lawful conduct of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect, and there exists no default thereunder or breach thereof, and none of the Company or any of its Subsidiaries has notice or actual knowledge that such Company Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given notice to the Company or any of its Subsidiaries that it has taken or intends to take any action to terminate, suspend, cancel or reform any Company Permit.

(c) Section 4.5(c) of the Company Disclosure Letter contains a true and complete list of all material real property owned, leased, subleased or otherwise occupied by the

Company or any of its Subsidiaries (the “Company Real Property”). The Company and its Subsidiaries possess all permits, deeds, leases, licenses, easements, rights of way, surface rights, operating authorities, orders, exemptions, franchises, variances, consents, approvals and such other similar agreements granting rights in real property or other authorizations (“Real Property Agreements”) required for the present ownership and operation of all Company Real Property. The Company or the applicable Subsidiary has good, valid and marketable fee title to all Company Real Property owned in fee, subject to Permitted Liens, and, with respect to all other Company Real Property, has good and valid leasehold, easement, right of way, license or other interest or otherwise has a valid right of possession, use or access which is sufficient to permit the Company to operate or conduct its business as is currently conducted or carried. Each Real Property Agreement is a valid and binding agreement of the Company or the applicable Subsidiary and, to the knowledge of the Company (provided that for purposes of this Section 4.5(c), the term “knowledge” shall not require any inquiry of any Person that is not a director, officer or employee of the Company or any of its Subsidiaries), as of the date of this Agreement, the other party thereto, and, except for expirations in accordance with the terms thereof, is in full force and effect and enforceable in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing, as of the date of this Agreement neither the Company nor any of its Subsidiaries has received any notice of any default on the part of the Company or any of its Subsidiaries under any Real Property Agreement, and to the knowledge of the Company, there is no default on the part of the other party or parties under the provisions of any Real Property Agreement. None of the Company or any Subsidiary of the Company has received notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation, nor is any such proceeding, action or agreement pending or, to the knowledge of the Company, threatened in writing, with respect to any portion of any Company Real Property.

Section 4.6 No Conflict.

(a) Neither the execution and delivery by the Company of this Agreement or the Voting Agreements nor the consummation by the Company of the Transactions in accordance with the terms hereof will (i) subject to receipt of the Company Stockholder Approval conflict with or result in a breach of any provisions of the Company Charter or Company Bylaws or other equivalent organizational documents of the Company or its Subsidiaries; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties, assets or rights of the Company or its Subsidiaries under, or result in being declared void, voidable or without further binding effect, or otherwise result in a detriment to the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, sublease, contract, agreement, joint venture or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their respective properties, assets or rights may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 4.6(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries or by which its or any their respective properties, assets or rights are bound, except for such matters, in the case of matters described in clause (ii) or (iii), that do not, individually or in the aggregate, constitute a Company Material Adverse Effect.

(b) Neither the execution and delivery by the Company of this Agreement or the Voting Agreements nor the consummation by the Company of the transactions in accordance with the terms hereof or thereof will require any consent, approval, qualification, authorization or permit of, action by, filing or registration with, or notification to, any supranational, national, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory (including any securities exchange), administrative or judicial authority (a “Governmental Authority”) or any other Person; other than (i) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Exchange Act, the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or applicable state securities and “Blue Sky” laws, (ii) filings and notifications required under applicable Non-U.S. Antitrust Laws (such filings and notifications referred to in clauses (i) and (ii), collectively, “Regulatory Filings”), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iv) any filing, consent, approval, qualification, authorization, permit, decision or action, the failure of which to obtain, and for any such filing, registration or notification, the failure of which to make, does not, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 4.7 SEC Documents.

(a) The Company and its Subsidiaries have timely filed with, or furnished to, the SEC all forms, schedules, reports, registration statements, certifications and other documents (together with all exhibits, amendments and supplements thereto, the “Company Reports”) required to be so filed with or furnished by them to the SEC since January 24, 2010 and have paid all fees and assessments due and payable by them in connection therewith. As of its respective date of filing with the SEC (or (x) in the case of any Company Report that is a registration statement, as of its effective date, or (y) if amended, supplemented or superseded by a subsequent filing (which subsequent filing, if made in relation to a report filed prior to the date hereof, shall have been filed prior to the date hereof), as of the date of such subsequent filing), (i) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder applicable to such Company Report, and (ii) none of the Company Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC and the Company and any of its Subsidiaries occurring since January 24, 2010 and prior to the date of this Agreement. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports. None of the Company’s Subsidiaries (other than TPC Group LLC) is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Each of the financial statements included in the Company Reports (including related notes and schedules) complied as to form, as of its date of filing with the SEC (or (x) in the case of any Company Report that is a registration statement, as of its effective date, or (y) if amended, supplemented or superseded by a subsequent filing (which subsequent filing, if made in relation to a report filed prior to the date hereof, shall have been filed prior to the date hereof), as of the date of such subsequent filing), in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly presented in all material respects the consolidated financial position, the consolidated results of operations, cash flows or changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries (or such entities as indicated therein) as of the dates and for the periods set forth therein (in each case subject, in the case of unaudited statements, to (x) such exceptions as may be permitted by Form 10-Q of the SEC and (y) normal year-end audit adjustments none of which is expected to be material), in each case in accordance with United States generally accepted accounting principles (“U.S. GAAP”) consistently applied during the periods involved, except as may be noted therein. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other appropriate legal and accounting requirements. Except for those liabilities that are reflected or reserved for in accordance with U.S. GAAP in the consolidated balance sheet of the Company and its Subsidiaries included in the most recent Company Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, neither the Company nor any of its Subsidiaries has any liabilities or obligations other than liabilities or obligations (i) arising under this Agreement and the Transactions, (ii) incurred since the date of such balance sheet in the ordinary course of business consistent with past practice or (iii) that, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

(b) Since January 24, 2010, the chief executive officer and chief financial officer of the Company have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct. The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company Reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time period and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure in accordance with Applicable Laws. Since January 24, 2010, subject to any applicable grace periods, the Company has been and is in compliance with (i) all applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NASDAQ Stock Market. The Company (A) has, since January 24, 2010, disclosed to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, and (B) has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since January 24, 2010. As of the date hereof, there are no material weaknesses in the design or operation of its internal controls over financial reporting. As of the date of this Agreement, there is no reason to believe that the Company’s auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act in connection with the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2012.

(c) The Company has not received any credible and material complaints since January 24, 2010 regarding accounting, internal accounting controls or auditing matters, including any such complaint regarding questionable accounting or auditing matters. Since January 24, 2010, none of the independent public accountants of the Company or any of its Subsidiaries has resigned or been dismissed as independent public accountants of the Company or any of its Subsidiaries as a result of or in connection with any disagreement with the Company or any of its Subsidiaries on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Neither the Company nor its Subsidiaries has, since January 24, 2010, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company. No loan or extension of credit is maintained by the Company or its Subsidiaries to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

Section 4.8 Litigation. There are no actions, suits, proceedings or investigations pending against the Company or any of its Subsidiaries or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or against any of their respective properties, rights or assets, or any of their respective directors, officers or employees in their capacity as such, or, to the knowledge of the Company, any other Person to whom the Company or any of its Subsidiaries may be liable by way of indemnity or guarantee or similar arrangement (provided that for purposes of this Section 4.8, the term “knowledge” shall not require any inquiry of any Person that is not a director, officer or employee of the Company or any of its Subsidiaries), in each case, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body (collectively, “Proceedings”), that, individually or in the aggregate, constitute a Company Material Adverse Effect. Section 4.8 of the Company Disclosure Letter lists, as of the date of this Agreement, each proceeding that involves damages sought in an amount in excess of $2 million.

Section 4.9 Absence of Certain Changes. From January 1, 2012 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in all material respects in the ordinary course of business consistent with past practice. Since December 31, 2011, there has not been (i) any change, event, occurrence, effect or development that, individually or in the aggregate, constitutes a Company Material Adverse Effect or (ii) without limiting the first sentence of this Section 4.9 (A) except as required by U.S. GAAP or by Applicable Laws, any material change by the Company or any of its Subsidiaries in any of its accounting methods, principles or practices applicable to the Company or any of its Subsidiaries; (B) any declaration, setting aside or payment of any dividend or distribution in respect of the Company’s or any of its Subsidiaries’ capital stock or any redemption, purchase or other acquisition of any of its or its Subsidiaries’ equity securities; (C) any split, combination or reclassification of any capital stock of the Company or any of its Subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of that capital stock; or (D) any damage to or any destruction or loss of physical properties owned or used by the Company or any of its Subsidiaries, whether or not covered by insurance, that constitutes a Company Material Adverse Effect.

Section 4.10 Taxes.

(a) All material Returns filed or required to be filed by or with respect to the Company or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Company or any of its Subsidiaries) have been properly filed on a timely basis with the appropriate Governmental Authorities and all such Returns are complete and correct in all material respects. All income and other material taxes that have become due (regardless of whether reflected on any Return) have been duly and timely paid or deposited in full on a timely basis or, where payment is not yet due, adequately reserved for in accordance with generally accepted accounting principles.

(b) No audit or other administrative proceeding or court proceeding is presently pending or currently in progress with regard to any material tax or material Return of the Company or any of its Subsidiaries as to which any taxing authority has asserted in writing any claim.

(c) No Governmental Authority is now asserting or has asserted or proposed in writing any deficiency, assessment or claim for taxes or any adjustment to taxes with respect to which the Company or any of its Subsidiaries may be liable with respect to income and other material taxes which have not been fully paid or finally settled.

(d) Neither the Company nor any of its Subsidiaries (i) has any liability for any tax of any other Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. tax law, or as a transferee or successor, by contract, or otherwise, or (ii) is or has ever been a member of an affiliated group (except for the affiliated group of which the Company is the common parent), within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. tax law.

(e) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has granted any request, agreement, consent or waiver to extend any period of limitations applicable to the assessment of any material tax upon the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. tax law.

(g) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement pursuant to which the Company or its Subsidiaries could be liable for a material amount of tax (other than with respect to any such agreement or arrangement among the Company and any of its Subsidiaries).

(h) Since December 31, 2011, the Company has not made or rescinded any material election relating to taxes or settled or compromised any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any material taxes, or except as may be required by Applicable Laws, made any change to any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its most recently filed federal Returns.

(i) To the knowledge of the Company, neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(j) Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which any of the Transactions is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(e)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.

(k) There are no Liens for a material amount of taxes (other than statutory Liens for taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings) upon any of the assets of the Company or any of its Subsidiaries.

(l) The Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the past five years.

(m) Within the past two years, no written claim has been made by any Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Returns that it is or may be subject to taxation by that jurisdiction.

(n) All material taxes required to be withheld, collected or deposited by or with respect to the Company or any of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(o) Neither the Company nor any of its Subsidiaries will be required to include material amounts in income, or exclude material items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date, (iv) deferred gains arising prior to the Closing Date, (v) an intercompany transaction entered into on or prior to the Closing Date, or (vi) an election under Section 108(i) of the Code (or any corresponding or similar provision of state or local tax laws).

(p) For U.S. federal income tax purposes, (i) TPC Group Inc. has been from the date of its formation, and currently is, treated as a corporation, (ii) Texas Petrochemicals Netherlands B.V. has been from its inception, and currently is, treated as a corporation, and (iii) TPC Group LLC has been from the date of its formation, and currently is, disregarded as an entity separate from its owner, TPC Group Inc.

(q) For purposes of this Agreement, (i) “tax” or “taxes” means all federal, state, local, or non-U.S. net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding company, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock, alternative or add on minimum, estimated, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (U.S. or non-U.S.), and (ii) “Return” or “Returns” means all returns, statements, reports, declarations, estimates, information returns, attached schedules, claims for refund, amended returns, and forms filed or required to be filed with respect to any tax.

Section 4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Letter contains a true and complete list of all material Company Benefit Plans. The term “Company Benefit Plans” means all employee benefit plans and other benefit arrangements, including all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, “multiemployer plans” within the meaning of Section 3(37) of ERISA, whether or not U.S.-based plans, and all other bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, retention, consulting, collective bargaining, employee loan, change in control, welfare (including post-employment medical and life insurance), fringe benefit and all other employee benefit plans, programs, practices, arrangements or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, under which (i) any current or former employee, director or consultant of the Company or any of its Subsidiaries (the “Company Employees”) has any present or future rights to benefits and which are sponsored, maintained or contributed to or required to be contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party or (ii) the Company or any of its Subsidiaries has or has had in the six years preceding the Effective Time any present or future liabilities. The Company has made available to Parent true and complete copies (or, to the extent no such copy exists, an accurate description) of each material Company Benefit Plan and, if applicable, amendments thereto and any related trust or custodial agreements or other funding arrangements and the most recent Forms 5500 and accompanying schedules, summary plan descriptions, funding statements, annual reports, actuarial reports and Internal Revenue Service (the “IRS”) determination or opinion letters for each such plan.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect: (i) each Company Benefit Plan has been established and administered in accordance with its terms, and in compliance with the applicable provisions of ERISA, the Code and other Applicable Laws; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) there are no breaches of fiduciary duty in connection with the Company Benefit Plans; (iv) there are no pending or, to the knowledge of the Company, threatened actions, suits, claims or other litigation against or otherwise involving any Company Benefit Plan (excluding routine claims for benefits incurred in the ordinary course of Company Benefit Plan activities) and, to the knowledge of the Company, no facts or circumstances exist that could give rise to any such actions, suits, claims or other litigation; (v) all contributions required to be made to the Company Benefit Plans have been made or provided for with respect to any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the Effective Time by the Company, its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with the Company or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”); (vi) neither the Company nor any of its Subsidiaries or ERISA Affiliates has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom; (vii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (viii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Company Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the Transactions; and (ix) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or other Governmental Authorities are pending or in progress (including, without limitation, any routine requests for information from the PBGC) or, to the knowledge of the Company, threatened.

(c) To the knowledge of the Company, no event has occurred and, except as would not be reasonably expected to result in material liability, no condition exists that would subject the Company or its Subsidiaries, either directly or by reason of their affiliation with any ERISA Affiliate, to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Applicable Laws.

(d) No Company Benefit Plan is (i) a “multiemployer plan”, (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code and neither the Company, its Subsidiaries nor any ERISA Affiliate has at any time sponsored or contributed to, or has any liability or obligation in respect of any such plan.

(e) Neither the Company nor any of its Subsidiaries has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for any Company Employees, except as required to avoid an excise tax under Section 4980B of the Code or otherwise as may be required pursuant to any other Applicable Law.

(f) Neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the Transactions could cause any payments, rights or benefits to any Company Employee to be either subject to an excise tax or non-deductible under Sections 4999 and 280G of the Code, whether or not some other subsequent action or event would be required to cause such payment, right or benefit to be triggered.

(g) Except as provided in Section 3.3, neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the Transactions will (either alone or upon the occurrence of any additional or subsequent events) (x) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan (in connection therewith) that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any Company Employee or (y) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any of the Company Benefit Plans.

Section 4.12 Labor Matters.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar contract, agreement or understanding with a labor union or similar labor organization, (ii) as of the date of this Agreement, to the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened, nor have any such activities been conducted in the previous three years, and (iii) neither the Company nor any of its Subsidiaries has experienced any labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy in the previous three years, and none is now in effect or, to the knowledge of the Company, threatened.

(b) (i) No action, complaint, charge, inquiry, proceeding or investigation by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of any Company Employees is pending or, to the knowledge of the Company, threatened which, if adversely decided, may reasonably, individually or in the aggregate, create a liability in excess of $300,000; (ii) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Government agency relating to employees or employment practices; and (iii) the Company and each of its Subsidiaries is in material compliance with all Applicable Laws, agreements, contracts, policies, plans, and programs relating to employment.

Section 4.13 Environmental Matters. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries is and within the applicable statute of limitations has been in compliance with all applicable orders of any Governmental Authority or arbitration board or tribunal and any Applicable Law, ordinance, rule, regulation or other legal requirement (including common law) related to the environment, natural resources or (to the extent relating to exposure to harmful or deleterious substances) human health or safety (“Environmental Laws”); (b) the Company and each of its Subsidiaries possesses and is and within the applicable statute of limitations has been in compliance with all Company Permits required under Environmental Law for the conduct of their respective operations, and hold valid air emission allowances in an amount equal to or exceeding the amount of their emissions requiring such allowances under the applicable emissions trading program for their respective current and past operations; (c) there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation of, or liability under or relating to, any Environmental Law; (d) neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral claim, notice of violation or citation concerning any violation or alleged violation of, or liability or alleged liability under, any Environmental Law within the applicable statute of limitations; (e) there is and has been no release or threatened release of any Hazardous Materials at, on, under or about any property currently or formerly owned, leased or operated by the Company or any Subsidiary of the Company, or, to the knowledge of the Company, any other location, and none of the Company or any Subsidiary of the Company has disposed or, to the knowledge of the Company, arranged for disposal of any Hazardous Materials, in each case, that would reasonably be expected to result in liability to the Company under any Environmental Law; (f) none of the Company or any of its Subsidiaries has entered into any consent decree or other agreement with any Governmental Authority, and none of the Company or its Subsidiaries is subject to any judgment, decree, order or similar requirement, in either case relating to any Environmental Laws or to Hazardous Materials; and (g) neither the Company nor any of its Subsidiaries has assumed or retained, by contract or operation of law, any liabilities of any third party that would reasonably be expected to result in liability to the Company under any Environmental Laws or concerning any Hazardous Materials. For purposes of this Agreement, “Hazardous Materials” means any (i) chemical, product, substance, waste, pollutant, physical agent, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or that could result in liability pursuant to, any Environmental Law; (ii) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (iii) any petroleum hydrocarbons, petroleum products, petroleum substances, crude oil, natural gas, and any components, fractions, or derivatives thereof.

Section 4.14 Intellectual Property. The Company and its Subsidiaries exclusively own, free of all Liens (other than Permitted Liens), their proprietary Intellectual Property and own or possess adequate licenses or other valid rights to use all other Intellectual Property used in their businesses, except where the failure to own or possess such licenses and other rights, individually or in the aggregate, does not constitute a Company Material Adverse Effect. All material Intellectual Property applications and registrations owned by the Company and its Subsidiaries are subsisting and unexpired and, to the knowledge of the Company, valid and enforceable, and there are no assertions or claims challenging the validity or enforceability of any material Intellectual Property owned by the Company or its Subsidiaries or their right to use any Intellectual Property except, in each case, as would not, individually or in the aggregate, constitute a Company Material Adverse Effect. The conduct of the Company’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with or infringe any Intellectual Property of any other Person, except as would not, individually or in the aggregate constitute a Company Material Adverse Effect. The Company and its Subsidiaries take reasonable actions to maintain and protect their Intellectual Property (including any that is confidential in nature) and the integrity and operation of their systems and software, and there have been no violations, interruptions or outages of same except, in each case, where the failure to take such actions and the occurrence of such violations, interruptions or outages would not, individually or in the aggregate, constitute a Company Material Adverse Effect. There is no infringement of any Intellectual Property owned by or licensed by or to the Company or any of its Subsidiaries, except for such infringements that, individually or in the aggregate, do not constitute a Company Material Adverse Effect. For the purposes of this Agreement, “Intellectual Property” means all worldwide intellectual property and industrial property rights, including all patents, patent rights, know-how, trade secrets, inventions, technology, processes, trademarks, trademark rights, service marks, domain names, trade dress, and other source indicators, copyrights, works of authorship, computer software and systems, and trade secrets, and any applications, registrations, renewals, foreign counterparts, extensions, continuations, continuations-in-part, re-examinations, reissues, and divisional of the foregoing.

Section 4.15 Decrees, Etc. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any Governmental Authority or any arbitral or other dispute resolution body has been issued or entered against the Company or any Subsidiary of the Company that continues to be in effect that affects the ownership or operation of any of their respective assets and (b) no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Authority has been issued against the Company or any Subsidiary of the Company that continues to be in effect.

Section 4.16 Insurance.

(a) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (i) the Company and its Subsidiaries maintain insurance coverage with financially responsible insurance companies against such risks and in such amounts as are customary in the industries in which the Company and its Subsidiaries operate and (ii) each insurance policy of the Company and its Subsidiaries outstanding is in full force and effect. The Company and its Subsidiaries have not reached or exceeded their policy limits for any insurance policies in effect at any time during the past three years. No insurance provider has issued any reservation right letters for any claims pending or, to the knowledge of the Company, threatened.

(b) Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of the Company or any Subsidiary of the Company. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, no event has occurred, including the failure by the Company or any Subsidiary of the Company to give any notice or information or by giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Company or any Subsidiary of the Company under any such excess liability or protection and indemnity insurance policies in effect on the date of this Agreement.

Section 4.17 No Brokers. The Company has not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Company, Parent or Merger Sub to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions, except that the Company has retained Perella Weinberg Partners L.P. (“Perella Weinberg”) as its financial advisor. True, correct and complete copies of all agreements with Perella Weinberg relating to any such fees or other payments have been furnished to Parent prior to the date of this Agreement.

Section 4.18 Opinion of Financial Advisor and Board Approval. The Company Board has received the opinion of Perella Weinberg (the “Fairness Opinion”) to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations relating to such opinion, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Shares (other than the Affiliates of Parent), it being agreed that neither Parent nor Merger Sub has any rights with respect to such opinion. A true, complete and correct copy of the Fairness Opinion will be provided to Parent, for informational purposes only, as promptly as reasonably practicable following the execution of this Agreement. The Company Board, at a meeting duly called and held, unanimously (with two members abstaining) (i) determined that this Agreement and the Merger are advisable and in the best interests of the stockholders of the Company; (ii) approved this Agreement and the Merger and (iii) recommended that the stockholders of the Company adopt this Agreement (the “Company Recommendation”).

Section 4.19 Vote Required. The only vote of the holders of any class or series of capital stock of the Company that may be necessary to adopt this Agreement is the affirmative vote in favor of the adoption of this Agreement by holders of at least a majority of the outstanding Shares entitled to vote thereon (the “Company Stockholder Approval”).

Section 4.20 Certain Contracts.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC or required to be disclosed by the Company on a Current Report on Form 8-K) that has not been filed or incorporated by reference in the Company Reports; (ii) that generates revenues to the Company or any of its Subsidiaries in excess of $20 million on an annual basis or requires payment by the Company or any of its Subsidiaries in excess of $20 million on an annual basis (it being understood that the foregoing does not include any contracts between the Company or any Subsidiary of the Company); (iii) that obligates the Company or any of its Subsidiaries to make any capital commitment or capital expenditure, other than acquisitions of inventory, in excess of $2 million annually; (iv) that relates to Intellectual Property (excluding commercially available off-the-shelf non-exclusive licenses for software) with aggregate annual payments in excess of $1 million; (v) that provides for annual borrowings in excess of $10 million or that relates to a swap or hedging transaction or other derivative agreement for an annual net amount in excess of $5 million; (vi) that contains restrictions on the right of the Company or any of its Subsidiaries (or which, following the Closing, would contain restrictions that would purport to restrict the ability of Parent or its Affiliates) to engage in activities competitive with any Person or to solicit customers or suppliers anywhere in the world, other than restrictions that are part of the terms and conditions of any “requirements” or similar agreement under which the Company or any of its Subsidiaries has agreed to procure goods or services exclusively from any Person; (vii) that provides the Company or its Subsidiaries rights as to operation, management or control of a partnership, joint venture or similar arrangement, unless immaterial to the Company and its Subsidiaries, taken as a whole; (viii) that relates to any acquisition of a business by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has any material continuing “earn out” or other contingent or fixed payment obligations; (ix) that is a settlement or similar contract with any Governmental Authority or that is any other settlement or similar contract pursuant to which the Company or any of its Subsidiaries is obligated to pay consideration after the date of this Agreement in excess of $100,000; or (x) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any Subsidiary of the Company or prohibits the issuance of guarantees by the Company or any Subsidiary of the Company. Each contract, arrangement, commitment or understanding of the type described in this Section 4.20(a), whether nor not set forth in Section 4.20(a) of the Company Disclosure Letter, and any contract, arrangement, commitment or understanding of such type entered into after the date hereof and prior to the Closing, is referred to herein as a “Material Contract.” The Company has made available to Parent complete, true and correct copies of all Material Contracts in effect on the date of this Agreement.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(i) Each Material Contract is valid and binding on the Company or its Subsidiary party thereto and the Company and each of its Subsidiaries have performed all obligations required to be performed by it under each Material Contract to which it is a party.

(ii) Neither the Company nor any of its Subsidiaries (A) is in violation or default under any Material Contract or (B) has received notice of (x) any asserted violation or default by the Company or its Subsidiary party thereto under any Material Contract or (y) the desire of the party or parties to any such Material Contract to exercise any rights such party has to cancel, terminate or repudiate such contract or exercise remedies thereunder.

(iii) No event or condition exists which with the passage of time or the giving of notice or both would result in such a violation or default under any Material Contract, and no other party to such Material Contract is in default in any respect thereunder.

(iv) Each Material Contract is enforceable by the Company or its Subsidiary party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing.

Section 4.21 Takeover Statutes; Rights Plans. The restrictions on “business combinations” set forth in Section 203 of the DGCL or other takeover provisions under Applicable Laws and the Governing Documents (a “Takeover Provision”) shall not apply to the Merger, the Voting Agreements or the Transactions. As of the date of this Agreement, the Company does not have any preferred share purchase rights plan or similar rights plan in effect.

Section 4.22 Title, Ownership and Related Matters. The Company and its Subsidiaries have, free and clear of all Liens except for Permitted Liens, defensible title to their respective inventory, equipment and other tangible and intangible property, rights and assets, in each case as necessary to permit the Company and its Subsidiaries to conduct their respective businesses as currently conducted. As used in this Agreement, the term “Permitted Liens” shall mean routine statutory Liens securing liabilities and Liens for taxes not yet due and payable; and Liens existing or expressly permitted pursuant to indentures and credit facilities of the Company and its Subsidiaries existing as of the date of this Agreement or refinancings thereof or Liens that would be permitted under Section 6.1 hereof; Liens imposed or promulgated by Applicable Laws with respect to real property and improvements, including zoning regulations, none of which are violated by the current use and operation of any Company Real Property; Liens disclosed on existing title reports or existing surveys (in either case, copies of which title reports and surveys have been delivered to or made available to Parent prior to the date hereof); and Liens which, in the aggregate, are not reasonably likely to impair, in any material respect, the continued use of such asset or property (or interest therein) as it is presently used.

Section 4.23 Proxy Statement.

(a) The proxy statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will comply as to form in all material respects with the requirements of the Exchange Act. The Proxy Statement will not, at the time the Proxy Statement (or any amendments or supplements thereto) is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) Notwithstanding anything in Section 4.23(a) to the contrary, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.24 Transactions with Affiliates. There are no agreements, contracts, plans, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of the voting securities of the Company, (iii) Affiliate or family member of any such officer, director or record or beneficial owner or (iv) any other Affiliate of the Company, on the other hand, except agreements, contracts, plans, arrangements or other transactions among the Company and/or its Subsidiaries and those of a type available to employees of the Company generally.

Section 4.25 FCPA and OFAC Matters. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or their respective agents or representatives has, in the course of its actions for, or on behalf of, any of them (a) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (b) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, (c) violated any provision of the United States Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder (“FCPA”) or other similar laws of other jurisdictions or (d) violated any provision of the UK Bribery Act or other similar laws of other jurisdictions. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with the FCPA. Except as would not, individually or in the aggregate, constitute a Company Material Adverse Effect, neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any of their respective agents or representatives has, in the course of its actions for, or on behalf of any of them, directly or indirectly taken any action in violation of any applicable export control laws, anti-boycott regulations, embargo regulations or other similar applicable United States or foreign laws. To the knowledge of the Company, none of the Company’s or any of its Subsidiaries’ directors, officers, employees, agents or representatives is a “specially designated national” or blocked person under United States sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”). Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, neither the Company nor any Subsidiary of the Company has engaged in any business with any Person with whom, or in any country in which, it is prohibited for a United States Person to engage under applicable law or under applicable United States sanctions administered by OFAC.

Section 4.26 Energy Regulatory Matters. None of the Company or any of its Subsidiaries is subject to regulation as a “public utility” under the Federal Power Act, as amended, and the rules and regulations thereunder. The cogeneration facility owned and operated by the Company (and any of its Subsidiaries) has a capacity of less than 50 megawatts and is fundamentally used for its own industrial uses with any excess electric energy sold exclusively within the Electric Reliability Council of Texas (ERCOT) region of Texas.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered to the Company by Parent at or prior to the execution of this Agreement (the “Parent Disclosure Letter”) and making reference to the particular section or subsection of this Agreement (provided that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to each other section or subsection thereof where its relevance to such other section is reasonably apparent), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 5.1 Existence; Good Standing; Corporate Authority. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified to do business and, to the extent such concept or a similar concept exists in the relevant jurisdiction, is in good standing under the laws of any jurisdiction in which the transaction of its business requires such qualification, except where the failure to be so qualified, or in good standing, individually or in the aggregate, does not constitute a Parent Material Adverse Effect. Each of Parent and Merger Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. Each of Parent and Merger Sub has heretofore furnished or otherwise made available to the Company true, complete and correct copies of its certificate of incorporation and bylaws as in effect as of the date hereof. The organizational and governing documents of Parent and Merger Sub are in full force and effect.

Section 5.2 Authorization, Validity and Effect of Agreements. No vote of the holders of capital stock of Parent is necessary to approve this Agreement and the Transactions. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and the Voting Agreements, and, upon receipt of the Requisite Parent Vote, to consummate the Transactions. The execution of this Agreement and the Voting Agreements and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all requisite corporate action on behalf of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the Voting Agreements or to consummate the Transactions, other than, with respect to the Merger, the adoption of this Agreement by Parent as the sole stockholder of Merger Sub (the “Requisite Parent Vote”), which will occur immediately following the execution of this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement and the Voting Agreements. Assuming this Agreement and the Voting Agreements have been duly authorized, executed and delivered by the Company, this Agreement and the Voting Agreements constitute the valid and legally binding obligations of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing.

Section 5.3 No Conflict.

(a) Neither the execution and delivery by Parent and Merger Sub of this Agreement or the Voting Agreements nor the consummation by Parent and Merger Sub of the transactions in accordance with the terms hereof or thereof will (i) subject to receipt of the Requisite Parent Vote conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Parent and Merger Sub; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties, assets or rights of Parent or its Subsidiaries under, or result in being declared void, voidable or without further binding effect, or otherwise result in a detriment to Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, sublease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their respective properties, assets or rights may be bound or affected; or (iii) subject to the filings and other matters referred to in Section 5.3(b), contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Parent or any of its Subsidiaries or by which its or any their respective properties, assets or rights are bound, except for such matters, in the case of matters described in clause (ii) or (iii), that do not, individually or in the aggregate, constitute a Parent Material Adverse Effect.

(b) Neither the execution and delivery by Parent and Merger Sub of this Agreement or the Voting Agreements nor the consummation by Parent and Merger Sub of the Transactions in accordance with the terms hereof will require any consent, approval, qualification, authorization or permit of, action by, filing or registration with, or notification to, any Governmental Authority other than (i) Regulatory Filings and the filings and notifications required under applicable Non-U.S. Antitrust Laws in the jurisdictions listed in Section 5.3(b) of the Parent Disclosure Letter, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iii) any filing, consent, approval, qualification, authorization, permit, decision or action, the failure of which to obtain, and for any such filing, registration or notification the failure of which to make, does not, individually or in the aggregate, constitute a Parent Material Adverse Effect.

Section 5.4 Litigation. As of the date of this Agreement, there are no actions, suits, proceedings or investigations pending against Parent or Merger Sub or, to Parent’s knowledge, threatened against Parent or Merger Sub or against any of their respective properties, rights or assets, or any of their respective directors, officers or employees in their capacity as such, at law or in equity or in any arbitration or similar proceedings, before or by any U.S. federal, state or non-U.S. court, commission, board, bureau, agency or instrumentality or any U.S. or non-U.S. arbitral or other dispute resolution body, that, individually or in the aggregate, constitute a Parent Material Adverse Effect.

Section 5.5 Financing.

(a) Assuming the accuracy of the representations and warranties set forth in Sections 4.3, 4.7(a) and 4.17, the performance by the Company of its obligations under this Agreement and the funding of the Financing in accordance with the Financing Letters, the amount of funds contemplated to be provided pursuant to the Financing Letters together with any available Company cash shall on the Closing Date be sufficient (i) to acquire all of the outstanding Shares in accordance with the terms of the Merger, to pay all cash amounts to be paid with respect to the Company’s outstanding equity compensation awards pursuant to Section 3.3 and to pay all fees and expenses payable by Parent and Merger Sub under this Agreement and the Financing Letters and (ii) to consummate the transactions described in Section 6.18 and the refinancing of the Amended and Restated Revolving Credit Agreement dated as of April 29, 2010 among TPC Group LLC, the other borrowers named therein, Deutsche Bank Trust Company Americas, as administrative agent, and the other lenders named therein, as amended (the “Existing Credit Facility”).

(b) Parent and Merger Sub have delivered to the Company complete and accurate copies, as of the date of this Agreement, of (i) an executed commitment letter, dated as of the date of this Agreement (the “Equity Financing Letter”), pursuant to which the investors party thereto have committed, upon the terms and subject to the conditions thereof, to invest the cash amounts set forth therein (the “Equity Financing”), and (ii) an executed commitment letter, dated as of the date of this Agreement, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Jefferies Finance LLC, Morgan Stanley Senior Funding, Inc. (the “Debt Commitment Letter” and, together with the Equity Financing Letter, the “Financing Letters”), pursuant to which the lenders party thereto have committed to provide, upon the terms and subject to the conditions thereof, debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent and Merger Sub also have delivered to the Company a true, complete and correct copy of any fee letter (the “Fee Letter”) and any engagement letter (the “Engagement Letter”) in connection with the Debt Commitment Letter (it being understood that any such Fee Letter or Engagement Letter provided to the Company may be redacted to omit the numerical fee amounts provided therein).

(c) As of the date hereof, neither of the Financing Letters nor the Fee Letter or Engagement Letter referenced in the Debt Commitment Letter has been amended, restated or otherwise modified, and no such amendment, restatement or modification is presently contemplated, and the commitments set forth in the Financing Letters have not been withdrawn, modified or rescinded in any respect. The Financing Letters, in the form so delivered to the Company on the date hereof, are in full force and effect and each constitutes a legal, valid and binding obligation of Parent or Merger Sub and (in the case of the Debt Commitment Letter, to the knowledge of the officers of Parent or Merger Sub) the other parties thereto, in each case subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Letters. Assuming the accuracy of the Company’s representations and warranties set forth herein, as of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, constitutes or would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub or the investors party to the Equity Financing Letter, as applicable, or (to the knowledge of the officers of Parent) any other party thereto under any term or condition of the Financing Letters, except that no representation or warranty is made to the extent that any term or condition requires any action by, or otherwise relates to, the Company or any of its Subsidiaries. Assuming the accuracy of the Company’s representations and warranties contained herein, as of the date of this Agreement, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub on the Closing Date. Except for any Fee Letter or any Engagement Letter, as of the date hereof there are no side letters or other written or oral agreements, contracts or arrangements to which Parent or Merger Sub or any Affiliate thereof is a party related to the funding or investing, as applicable, of the Financing other than as expressly set forth in the Financing Letters delivered to the Company prior to the date hereof. Parent or Merger Sub has fully paid or caused to be paid any and all commitment and other fees, costs and expenses that have been incurred and are due and payable on or prior to the date hereof in connection with the Financing Letters.

Section 5.6 Indebtedness. Neither Parent nor any of its Subsidiaries has any existing indebtedness for borrowed money outstanding.

Section 5.7 Capitalization of Merger Sub. All of the outstanding capital stock of Merger Sub is owned directly by Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and, as of the Effective Time, will not have engaged in any activities other than in connection with the Transactions. Immediately prior to the Effective Time, Merger Sub will have 1,000 outstanding shares of its common stock, par value $0.01 per share.

Section 5.8 No Brokers. None of Parent and Merger Sub has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Company to pay any finder’s fees, brokerage or other like payments prior to the Effective Time in connection with the negotiations leading to this Agreement or the consummation of the Transactions.

Section 5.9 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent or the Surviving Corporation. Assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy of the representations and warranties of the Company contained herein (for such purposes, such representations and warranties shall be true and correct in all material respects without giving effect to any knowledge, materiality or “Company Material Adverse Effect” qualification or exception) and compliance in all material respects by the Company with the covenants contained herein and (iii) any estimates, projections or forecasts of the Company and its Subsidiaries that have been provided by the Company to Parent or Merger Sub prior to the date hereof (as identified on Section 5.9 of the Company Disclosure Letter) have been prepared in good faith based upon assumptions that were reasonable at the date hereof, and after giving effect to the Transactions, including the Financing, any alternative financing permitted hereunder and the payment of the aggregate Per Share Merger Consideration, any amounts payable pursuant to Section 3.3, any other repayment or refinancing of debt contemplated by this Agreement or the Financing Letters, payment of all amounts required to be paid in connection with the consummation of the Transactions, and payment of all related fees and expenses, the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged as of such date or as proposed to be engaged and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature or become due. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature or become due” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.10 Limited Guaranties. Concurrently with the execution of this Agreement, the Guarantors have delivered to the Company the duly executed Limited Guaranties. The Limited Guaranties are in full force and effect and are the valid, binding and enforceable obligation of the Guarantors, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to creditors’ rights, general principles of equity and any implied covenant of good faith and fair dealing, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guaranties.

Section 5.11 Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written) (other than the Voting Agreements), (i) pursuant to which any stockholder of the Company would be entitled to receive in respect of any Share consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (ii) pursuant to which any stockholder of the Company or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent or Merger Sub in connection with the Transactions.

Section 5.12 Stock Ownership. Neither Parent nor Merger Sub owns any shares of capital stock of the Company.

Section 5.13 Interests in Competitors. As of the date hereof, neither Parent nor Merger Sub owns any interest(s) representing a greater than 5% equity interest, nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Parent or Merger Sub under the HSR Act or any applicable Non-U.S. Antitrust Laws own any such interests, in any entity or Person that derives a substantial portion of its revenues from a line of business within the Company’s principal lines of business as described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 under Item 1. Business-Overview. As of the date hereof, (i) First Reserve XII Advisors, L.L.C. and its Affiliates do not own any interest(s) representing a greater than 5% equity interest in any entity or Person that derives a substantial portion of its revenues in the Republic of Turkey from a line of business within the principal lines of business in the

Republic of Turkey of any entity or Person in which SKCP Fund Management LLC or its Affiliates own an interest, and (ii) SKCP Fund Management LLC and its Affiliates do not own any interest(s) representing a greater than 5% equity interest in any entity or Person that derives a substantial portion of its revenues in the Republic of Turkey from a line of business within the principal lines of business in the Republic of Turkey of any entity or Person in which First Reserve XII Advisors, L.L.C. or its Affiliates own an interest.

Section 5.14 Certain Agreements. There are no agreements, arrangements or understandings (in each case, whether oral or written) between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to, or are in connection with, the Transactions.

Section 5.15 Proxy Statement. The information supplied by Parent or Merger Sub for inclusion in the Proxy Statement will not, at the time the Proxy Statement (or any amendments or supplements thereto) is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.16 No Other Company Representations or Warranties. Except for the representations and warranties of the Company set forth in this Agreement and any certificate or document delivered in connection with this Agreement, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub in connection with the Transactions, the Financing or any Debt Offer. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, will have or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives, or the use by Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives of, and such Persons are not relying on, any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives, including in certain data sites or management presentations in anticipation or contemplation of any of the Transactions.

ARTICLE 6

COVENANTS

Section 6.1 Conduct of Business. Prior to the Effective Time, except (i) as set forth in Section 6.1 of the Company Disclosure Letter or as any other provision of this Agreement expressly contemplates, permits or provides, (ii) as required by Applicable Laws, (iii) to the extent Parent has consented in writing thereto, such consent not to be unreasonably withheld, delayed or conditioned, or (iv) for transactions between or among the Company and its wholly-owned Subsidiaries or between or among the wholly-owned Subsidiaries of the Company, the Company:

(a) shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects in the ordinary course and in the same manner as heretofore conducted;

(b) shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to (i) continue to pursue and develop the project known as “Project Phoenix” on substantially the basis disclosed to Parent prior to the date hereof and (ii) preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees and maintain satisfactory relationships with those Persons having business relationships with them;

(c) shall not, and shall cause each of its Subsidiaries not to, amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents, whether by merger, consolidation or otherwise;

(d) shall not, and shall cause each of its Subsidiaries not to, (i) issue any shares of its capital stock or other equity securities, effect any stock split or otherwise change its capitalization as it existed on the date of this Agreement, except pursuant to the exercise of Company Options or Company SARs or upon the settlement of Company RSUs or Company PSUs, in each case, existing on the date of this Agreement and disclosed in this Agreement or the Company Disclosure Letter, (ii) grant, confer or award any option, equity-based award, warrant, conversion right or other right not existing on the date of this Agreement to acquire any shares of its capital stock or other equity securities, or grant or issue any securities, or (iii) amend or otherwise modify any option, equity-based award or other right to acquire any shares of its capital stock existing on the date of this Agreement;

(e) shall not declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, stock, property or otherwise) with respect to any shares of its capital stock;

(f) shall not, and shall cause each of its Subsidiaries not to, sell, assign, lease, mortgage, license, abandon or let lapse, pledge, encumber or otherwise dispose of, or enter into a contract to sell, assign, lease, mortgage, license, abandon or let lapse, pledge, encumber or otherwise dispose of, any of its assets (including Intellectual Property and capital stock of Subsidiaries), except for (i) sales of inventory or obsolete equipment in the ordinary course of business consistent with past practice, (ii) sales of other assets or encumbrances effected in the ordinary course of business consistent with past practice or pursuant to contracts (true, complete and correct copies of which have been made available to Parent prior to the date hereof) existing as of the date of this Agreement that were entered into in the ordinary course of business consistent with past practice, (iii) sales, leases, licenses, encumbrances or dispositions as may be required by or in conformance with Applicable Laws in order to permit or facilitate the consummation of the Transactions in accordance with Section 6.5, (iv) abandonment or amendment of pending applications for registration of Intellectual Property in the ordinary course of business consistent with past practice or (v) arm’s-length sales or other transfers of assets, rights or properties not described in clauses (i) through (iv) the total current value of which does not exceed $5 million;

(g) shall not, and shall cause each of its Subsidiaries not to, (i) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, except in each case for acquisitions and agreements that involve an aggregate consideration of less than $5 million for all such acquisitions or agreements, or (ii) acquire or agree to acquire, directly or indirectly, any assets or securities that would require a filing or approval under the HSR Act or any Non-U.S. Antitrust Law;

(h) shall not, and shall cause its Subsidiaries not to, change any of the material accounting principles or practices used by it or them except as may be required as a result of a change in U.S. GAAP or other Applicable Laws;

(i) shall not, and shall cause each of its Subsidiaries not to, (i) make, change or rescind any material election relating to taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments where it has the capacity to make, change or rescind such binding election, (ii) settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes except to the extent of any reserve reflected on the Company’s consolidated balance sheet as of December 31, 2011 as filed with the SEC in its Annual Report on Form 10-K for the year then ended relating to such matter, (iii) change in any material respect any of its or their methods of reporting any item for tax purposes from those employed in the preparation of its or their Returns for the most recent taxable year for which a Return has been filed, except as may be required by Applicable Laws, (iv) file any amended Return, (v) agree to an extension or waiver of the statute of limitations with respect to material taxes, (vi) enter into any closing agreement with respect to tax, or (vii) surrender any right to claim a tax refund;

(j) shall not, and shall cause each of its Subsidiaries not to, incur any net increase in (or modify in any material respect the terms of) any indebtedness for borrowed money, from that existing on the date of this Agreement, issue or sell any debt securities or warrants or rights to acquire any of its debt securities, assume, guarantee or endorse, or otherwise as an accommodation become responsible for, any such indebtedness, debt securities, warrants or rights of any other Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person, other than (i) borrowings from the Company’s or its Subsidiaries’ revolving credit facility in the ordinary course of business consistent with past practice or (ii) other borrowings or indebtedness in an amount not to exceed $10 million on a consolidated basis;

(k) shall not, and shall cause each of its Subsidiaries not to, make any loans or capital contributions to, or investments in, any Person, or enter into any swap or hedging transaction or other derivative agreement, in each case, other than in an amount not to exceed $5 million in the aggregate;

(l) shall not, and shall cause each of its Subsidiaries not to, redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Company, capital stock or interests in any of its Subsidiaries, other than shares of the Company’s capital stock purchased or acquired solely to satisfy withholding obligations in connection with the vesting or exercise (as applicable) of Company Options, Restricted Shares, Company SARs, Company RSUs and Company PSUs by the grantees thereof;

(m) shall not, and shall cause each of its Subsidiaries not to, make or commit to make any capital expenditure other than capital expenditures that are (i) contemplated by the forecast set forth on Section 6.1(m) of the Company Disclosure Letter or (ii) not in excess of $5 million in the aggregate;

(n) shall not, and shall not permit any of its Subsidiaries to, (i) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to any Company Employee, except (x) for increases in the ordinary course or (y) as may be required under employment agreements existing on the date of this Agreement that are disclosed in Section 4.11(a) of the Company Disclosure Letter, (ii) enter into or amend any employment, consulting, change of control, retention, severance or similar agreement with, or establish, adopt, enter into, amend or terminate any Company Benefit Plan or any plan, agreement, policy, program, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement (other than ordinary course changes to any ERISA plan other than severance plans), (iii) grant any severance or termination pay or any equity or equity-based awards to any Company Employee, (iv) loan or advance any money or other property to any Company Employee, (v) except as required under any employment agreement existing on the date of this Agreement and disclosed in Section 4.11(a) of the Company Disclosure Letter or as may be required to implement the actions contemplated by this Agreement, including Section 3.3, accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan or any plan, agreement, policy, program, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, (vi) take any action to fund the payment of compensation or benefits under any Company Benefit Plan, or (vii) increase the funding obligation or contribution rate of any Company Benefit Plan subject to Title IV of ERISA except as required pursuant to the terms of any collective bargaining agreement in effect on the date hereof;

(o) shall not, and shall not permit any of its Subsidiaries to, enter into any collective bargaining agreement or other contract with a labor union, works council or other labor organization, or recognize any labor organization as the representative of any of their employees, and shall use reasonable best efforts to take any and all actions necessary or required by Applicable Law or contract with respect to any labor organizations precedent to the consummation of the transaction contemplated herein;

(p) shall not, and shall cause each of its Subsidiaries not to, (i) waive, settle, satisfy or compromise any suit, action, arbitration, investigation, claim or litigation against the Company or any of its Subsidiaries or any of their officers and directors in their capacities as such (which shall include any pending or threatened action), except for a waiver, settlement, satisfaction or compromise of such suit, action, arbitration, investigation, claim or litigation that (A) is solely for monetary damages for an amount not to exceed $25,000 per matter, (B) does not prohibit or restrict the Company and its Subsidiaries from operating their business in substantially the same manner as operated on the date of this Agreement and (C) does not result in the cancelation or a right of cancelation by the insurer of existing insurance policies or insurance coverage of the Company or any of its Subsidiaries (excluding cancelation upon expiration or nonrenewal), or (ii) waive, settle, satisfy or compromise any material claim by, or material rights of, the Company or any of its Subsidiaries;

(q) shall not, and shall cause each its Subsidiaries not to (A) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company, any of its Subsidiaries or any of their respective Affiliates or any successor thereto or that would reasonably be expected to, after the Effective Time, limit or restrict in any material respect the Company, any of its Subsidiaries, the Surviving Corporation, Parent or any of their respective Affiliates, from engaging or competing in any line of business, in any location or with any Person, other than restrictions that are part of the terms and conditions of any “requirements” or similar agreement under which the Company or any of its Subsidiaries has agreed to procure goods or services exclusively from any Person, (B) (x) modify or amend on terms materially adverse in the aggregate to the Company or any of its Subsidiaries any Material Contract, (y) terminate any Material Contract or (z) enter into any contract which, if entered into prior to the date of this Agreement, would be a Material Contract or (C) enter into, amend, modify in any respect or terminate or engage in any transactions with the individuals set forth on Section 6.1(q) of the Company Disclosure Letter;

(r) shall not, and shall cause each of its Subsidiaries not to, enter into any new line of business;

(s) shall not, and shall cause each of its Subsidiaries not to, fail to renew or maintain existing insurance policies or comparable replacement policies, or prejudice any rights of recovery under any insurance policy, in each case, other than in the ordinary course of business consistent with past practice;

(t) shall not, and shall cause each of its Subsidiaries not to, adopt or enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(u) shall not, and shall cause each of its Subsidiaries not to, enter into any agreement, arrangement, understanding or transaction with any Affiliate that is not on an arm’s length basis; and

(v) shall not, and shall cause each its Subsidiaries not to, authorize, commit or agree in writing or otherwise to take any of the prohibited actions described in this Section 6.1.

Section 6.2 Proxy Statement. As soon as reasonably practicable following the date of this Agreement, the Company shall, in consultation with Parent, prepare and file the Proxy Statement with the SEC. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act to be set forth in the Proxy Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as reasonably practicable after receipt thereof and to have the Proxy Statement cleared by the SEC (or the staff of the SEC) as promptly as reasonably practicable after such filing. As promptly as reasonably practicable after comments are received from the SEC (or the staff of the SEC) thereon and after the furnishing by the Company and Parent of all information required to be contained therein, the Company shall, in consultation with Parent, prepare and file any required amendments to the Proxy Statement with the SEC. The Company shall promptly notify Parent and Merger Sub of the receipt of any comments from the SEC (or the staff of the SEC) with respect to the Proxy Statement and any request by the SEC (or the staff of the SEC) for any amendment to the Proxy Statement or for additional information and shall consult with Parent regarding, and provide Parent with copies of, all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or the staff of the SEC) with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response. If at any time prior to the Company Stockholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information promptly shall be filed with the SEC and, to the extent required by Applicable Laws, disseminated to the stockholders of the Company. The Company shall as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement mail to the stockholders of the Company the Proxy Statement and all other proxy materials for the Company Stockholders Meeting. The Company and Parent shall make any necessary filings with respect to the Merger, the Voting Agreements and the Transactions under the Exchange Act.

Section 6.3 Company Stockholders Meeting. The Company, acting through the Company Board (or a committee thereof), shall (i) as soon as reasonably practicable following confirmation by the SEC (or the staff of the SEC) that it has no further comments on the Proxy Statement take all action necessary to set a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”) and (ii) subject to Section 6.4, include in the Proxy Statement the Company Recommendation and use its reasonable best efforts to obtain the Company Stockholder Approval. The Company shall cause the Proxy Statement to be mailed to the stockholders of the Company as of the record date established for the Company Stockholders Meeting as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement. Unless the Agreement has been duly terminated in accordance with the terms herein, the Company shall, subject to the right of the Company Board to modify its recommendation in a manner adverse to Parent under the circumstances specified in Section 6.4(d), use reasonable best efforts to solicit from the stockholders of the Company proxies in favor of the proposal to adopt this Agreement and approve the Merger and to secure the Company Stockholder Approval (it being understood that the foregoing shall not require the Company Board to recommend in favor of the adoption of this Agreement, if a Change of Recommendation has been effected in accordance with Section 6.4(d)). Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Stockholders Meeting (i) after consultation with Parent, solely to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company with adequate time to review or (ii) with the consent of Parent (such consent not to be unreasonably withheld), if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of the Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting.

Section 6.4 Acquisition Proposals.

(a) Except as expressly permitted by this Section 6.4, the Company shall not, and shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article 8, directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries regarding, or the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage or participate in any discussions or negotiations regarding, or provide any non-public information or data to, any Person relating to, or that would reasonably be expected to lead to, any Acquisition Proposal (other than contacting and engaging in discussions with such Person for the sole purpose of clarifying such Acquisition Proposal and informing such Person of the existence of this Section 6.4) or (iii) otherwise knowingly facilitate (including by providing information) any effort or attempt to make an Acquisition Proposal. For purposes of this Agreement, the term “Representatives” shall mean the affiliates, investment bankers, attorneys, accountants and other advisors or representatives of any Person.

(b) Notwithstanding anything to the contrary contained in Section 6.4(a), at any time prior to obtaining the Company Stockholder Approval, if the Company receives a written unsolicited bona fide Acquisition Proposal from any Person or group of Persons, then (A) the Company and its Representatives may provide information, including non-public information (which may be by posting to the “virtual data room” available to Parent and its Representatives) in response to a request therefor by such Person or group of Persons if such Person or group of Persons has executed and delivered to the Company a confidentiality agreement containing provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood, however, that the confidentiality agreement need not prohibit, condition or restrict the making or amendment of an Acquisition Proposal) (an “Acceptable Confidentiality Agreement”), provided that any material non-public information that the

Company made available to such Person or group of Persons has previously been made available to Parent or is promptly (and in any event within 24 hours after the time it is provided to such Person or group of Persons) made available to Parent, and (B) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person or group of Persons regarding such Acquisition Proposal, if and only if prior to taking any action described in clause (A) or (B) above, the Company Board or the Special Committee determines in good faith, after consultation with its outside financial advisor and its outside legal counsel, that (x) failure to take such action would reasonably likely be inconsistent with the directors’ fiduciary duties under Applicable Laws and (y) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal.

(c) For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer by a Third Party with respect to (i) a merger, tender offer, recapitalization, reorganization, consolidation, share exchange, business combination, liquidation, dissolution or similar transaction or series of transactions which would result in the acquisition by a Third Party of more than 20% of the total voting power of the capital stock or more than 20% of the consolidated assets (based on the fair market value thereof, as determined by the Company Board) of the Company and its Subsidiaries or (ii) a transaction or a series of transactions that, if consummated, would result, directly or indirectly, in the acquisition by a Third Party of more than 20% of the total voting power of the capital stock or more than 20% of the consolidated assets (based on the fair market value thereof, as determined by the Company Board) of the Company and its Subsidiaries, in each case other than the Transactions.

“Superior Proposal” means a bona fide Acquisition Proposal which would result in the acquisition by a Third Party of more than 50% of the total voting power of the capital stock or more than 50% of the consolidated assets (based on the fair market value thereof, as determined by the Company Board) of the Company and its Subsidiaries that the Company Board or any appropriate committee thereof has determined in its good faith judgment, after consultation with the Company’s outside financial advisor and outside legal counsel, (i) is reasonably capable of being consummated in accordance with its terms, taking into account all legal, regulatory, financial, financing and timing and other aspects of the proposal and the Person making the proposal, and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Merger Sub in response to such proposal or otherwise pursuant to, Section 6.4(d)).

“Third Party” means any Person or group other than (i) the Company or any of its Subsidiaries or (ii) Parent or any of its Subsidiaries or Affiliates.

(d) Except as set forth in this Section 6.4(d), neither the Company Board nor any committee thereof shall:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or fail to include the Company Recommendation in the Proxy Statement, or authorize, adopt, approve, recommend or otherwise declare advisable (or publicly propose to authorize, adopt, approve, recommend or otherwise declare advisable), any Acquisition Proposal (each action described in this clause (i), a “Change of Recommendation”);

(ii) cause or permit the Company or any Subsidiary of the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement or any letter of intent, memorandum of understanding or agreement in principle with respect thereto, in each case together with any ancillary agreements (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; or

(iii) take any action pursuant to Section 8.3(a).

Notwithstanding anything to the contrary set forth in this Agreement, prior to obtaining the Company Stockholder Approval, the Company Board or the Special Committee may effect a Change of Recommendation (and, solely in connection with accepting a Superior Proposal as contemplated thereby, take action pursuant to Section 8.3(a) of this Agreement), if (A) there has been a material event, fact, circumstance, development or occurrence that (1) does not relate to any Acquisition Proposal or any developments, circumstances or occurrences relating to Parent or any of its Affiliates as a result of this Agreement and (2) is unknown and is not reasonably foreseeable to or by the Company Board on or prior to the date of this Agreement (or if known, the magnitude or material consequences of which were not known and were not reasonably foreseeable by the Company Board on or prior to the date hereof) (such event, fact, circumstance, development, occurrence, magnitude or consequence, an “Intervening Event”) or (B) the Company Board or the Special Committee has received a written unsolicited bona fide Acquisition Proposal from any Person or group of Persons that is not withdrawn and that the Company Board or the Special Committee believes in good faith after consultation with its outside financial advisor and outside legal counsel constitutes a Superior Proposal, but only if, in each case of clauses (A) and (B), prior to effecting the Change of Recommendation or taking action pursuant to Section 8.3(a) the Company Board or the Special Committee determines in good faith after consultation with its outside legal counsel that failure to do so would, in the case of clause (A), violate or, in the case of clause (B), reasonably likely be inconsistent with its fiduciary duties under Applicable Laws; provided that the Company shall not be entitled to effect any Change of Recommendation or to take action pursuant to Section 8.3(a) of this Agreement unless:

(x) the Company shall have provided prior written notice (a “Notice of Proposed Change of Recommendation”) to Parent and Merger Sub of its intention to effect a Change of Recommendation and/or to take action pursuant to Section 8.3(a) and such notice shall specify (1) if the Company Board or the Special Committee believes that an Intervening Event has occurred, a reasonably detailed description of the Intervening Event and (2) if the proposed Change of Recommendation is in respect of a

Superior Proposal, the basis for such Change of Recommendation, including, the identity of the party making such Superior Proposal (except to the extent disclosure of such identity would breach a confidentiality obligation in effect prior to the execution of this Agreement) and the material terms and conditions thereof (unless such Superior Proposal is in written form, in which case the Company shall provide Parent copies of all written requests, proposals or offers and the proposed transaction agreements and any financing commitments comprising or relating thereto, which may be redacted, if necessary, to solely remove the identity of the Person making such Superior Proposal in order to comply with confidentiality obligations to such Person in effect prior to the execution of this Agreement);

(y) if any changes to this Agreement, the Financing Letters and the Limited Guaranties shall have been offered in writing by Parent during the three business day period following Parent’s and Merger Sub’s receipt of the Notice of Proposed Change of Recommendation in a manner that would form a binding contract if accepted by the Company, the Company Board or such committee shall have considered such changes in good faith and shall have determined, if the intended Change of Recommendation is the result of a Superior Proposal, that the Superior Proposal would continue to constitute a Superior Proposal even if such changes were to be given effect; and

(z) the Superior Proposal did not result from a material breach by the Company of its obligations under this Section 6.4;

provided that, if the intended Change of Recommendation is the result of a Superior Proposal, in the event of any material amendment to the financial terms or any other material revisions to such Superior Proposal, the Company shall be required to deliver a new Notice of Proposed Change of Recommendation to Parent and Merger Sub and to comply with the requirements of this Section 6.4(d) with respect to such new Notice of Proposed Change of Recommendation, except that the reference to the three business day period above shall be deemed to be a reference to a two business day period.

(e) Nothing contained in this Section 6.4 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state law, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided that any Change of Recommendation may be made only in accordance with Section 6.4(d).

(f) In addition to the obligations of the Company set forth in this Section 6.4, from and after the date of this Agreement, the Company agrees that it will promptly (and, in any event, within one (1) business day) (i) notify Parent if the Company receives any Acquisition Proposal or any request for information or other inquiry that the Company believes is reasonably likely to lead to any Acquisition Proposal and (ii) in connection with such notice, provide to

Parent the identity of the Person or group of Persons making such Acquisition Proposal or request or inquiry (except to the extent disclosure of such identity would breach a confidentiality obligation in effect prior to the execution of this Agreement) and a summary of the material terms and conditions of any such Acquisition Proposal or request or other inquiry (unless such Acquisition Proposal or inquiry is in written form, in which case the Company shall provide Parent copies of any written requests, proposals or offers and the proposed transaction agreements and financing commitments comprising or relating thereto, which may be redacted, if necessary, to remove the identity of the Person making the written requests, proposals or offers in order to comply with confidentiality obligations to such Person in effect prior to the execution of this Agreement). The Company shall keep Parent reasonably informed, on a prompt basis (and, in any event, within one (1) business day), of any material change to the terms of such Acquisition Proposal or request or inquiry (including any amendments thereto).

Section 6.5 Filings; Reasonable Best Efforts, Etc.

(a) Subject to the terms and conditions herein provided, the Company and Parent and its Affiliates shall (it being understood that any failure of any such Affiliate to comply with this Section 6.5(a) shall be deemed to constitute a breach of such section by the Company or Parent, as applicable), and shall cause their respective Subsidiaries to:

(i) as promptly as practicable, make (or cause to be made) their respective required filings under the HSR Act and any applicable non-U.S. competition, antitrust or premerger notification laws of the jurisdictions identified in Section 5.3(b) of the Parent Disclosure Letter (“Non-U.S. Antitrust Laws”) (and Parent shall pay all filing fees incident to all such filings by Parent, the Company or any of their respective Subsidiaries or Affiliates). Without limiting the foregoing, the Company, Parent and their respective Affiliates and Subsidiaries shall use reasonable best efforts to (A) submit all filings required under the HSR Act Act and, subject to Section 6.5(a)(i)(B)-(C), any filings required by Non-U.S. Antitrust Laws, not more than 10 business days from the date hereof; (B) submit a Case Team Allocation Request to the Merger Registry of the Directorate-General for Competition of the European Commission (“European Commission”) not more than 5 business days from the date hereof; (C) submit a draft Form CO to the European Commission within fifteen (15) business days from the date hereof and formally file the complete Form CO with the European Commission no later than two (2) business days following the date on which the relevant case team at the European Commission confirms the draft Form CO is ready for filing; (D) thereafter shall promptly make any other required submissions under the HSR Act or in the jurisdictions identified in Section 5.3(b) of the Parent Disclosure Letter;

(ii) promptly notify each other of any communication concerning this Agreement or the Transactions to that party or any of its Affiliates from any Governmental Authority and, to the extent not prohibited by Applicable Laws or such Governmental Authority, permit the other party to review in advance any proposed communication concerning this Agreement or the Transactions to any Governmental Authority and provide a reasonable opportunity for the other party to provide comments and for any such reasonable comments to be accounted for prior to their submission;

(iii) not participate in any meeting or discussion with any Governmental Authority in respect of any filing, investigation or other inquiry concerning this Agreement or the Transactions unless it consults with the other party in advance and, to the extent permitted by Applicable Laws or such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting or discussion;

(iv) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and representatives on the one hand, and any government or regulatory authority or members of any such authority’s staff, on the other hand, with respect to this Agreement and the Transactions, except any confidential information or business secrets, which information shall be provided to counsel on a counsel-to-counsel basis;

(v) furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Authorities, including the Proxy Statement and any filings necessary or appropriate under the provisions of the HSR Act and applicable Non-U.S. Antitrust Laws;

(vi) subject to Section 6.5(c), “substantially comply” and certify substantial compliance with any request for additional information (also known as a “second request”) issued pursuant to the HSR Act as soon as reasonably practicable following the issuance of the request for additional information; and

(vii) use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article 7 are satisfied and to consummate and make effective the Transactions as promptly as reasonably practicable, including using reasonable best efforts to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings.

(b) Without limiting Section 6.5(a), the Company, Parent and Parent’s Affiliates shall each use (it being understood that any failure of any such Affiliate to comply with this Section 6.5(b) shall be deemed to constitute a breach of such section by the Company or Parent, as applicable), and cause their respective Subsidiaries to use reasonable best efforts promptly to:

(i) cause the expiration or termination of the applicable waiting period under the HSR Act and to obtain required clearances and approvals under applicable Non-U.S. Antitrust Laws as promptly as reasonably practicable;

(ii) avoid the entry of any decree, order or judgment that would restrain, prevent or delay the Closing;

(iii) take, in the event that any permanent, preliminary or temporary decree, order or judgment is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would materially restrain, prevent or delay the Closing, any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this Section 6.5(b)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened decree, order or judgment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; and

(iv) take any and all steps necessary to obtain any consents or eliminate any impediments to the Merger.

(c) Notwithstanding anything in this Agreement to the contrary and subject to the last sentence of this Section 6.5(c), the obligations of Parent under this Section 6.5 shall include Parent committing to, as a condition to and in return for obtaining any and all expirations of waiting periods under the HSR Act or consents from any Governmental Authority necessary to consummate the Transactions under the Non-U.S. Antitrust Laws in the jurisdictions identified in Section 5.3(b) of the Parent Disclosure Letter: (i) agreeing to sell, divest or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (ii) agreeing to permit the Company to sell, divest or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries prior to the Effective Time; and (iii) licensing, holding separate or entering into similar arrangements with respect to the assets of the Company or conduct of business arrangements or terminating any and all joint venture, strategic partnership and other similar agreements, in each case, to the extent such action is necessary to avoid, prevent, eliminate or remove the issuance or enactment of any order, decree, decision, determination, judgment or law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of Transactions by any Governmental Authority. No actions taken pursuant to clauses (i) through (iii) of this Section 6.5(c) shall be considered for purposes of determining whether a Company Material Adverse Effect has occurred. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or Merger Sub be obligated to, and the Company and its Subsidiaries shall not agree with a Governmental Authority without the prior written consent of Parent, to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of the business of the Company or any of its Subsidiaries, if such divestiture or hold separate involves assets that are material to the Company and its Subsidiaries on a consolidated basis or if such licensing or similar arrangement would materially adversely affect assets that are material to the Company and its Subsidiaries on a consolidated basis.

(d) Nothing in this Agreement shall require the Company or any of its Subsidiaries to take or agree to take any of the actions referred to in clauses (i) through (iii) of Section 6.5(c) with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. Nothing in this Agreement shall require Parent or any of its Affiliates to sell, divest or otherwise convey any of their respective assets, categories, portions or parts of assets or businesses (other than assets or businesses of the Company or any of its Subsidiaries to the extent provided in Section 6.5(c)) at any time or to license, hold separate or enter into similar arrangements with respect to their respective assets or conduct of business arrangements or to terminate any of their respective existing relationships or contractual rights or obligations as a condition to obtaining any expiration of waiting periods under the HSR Act or consents from Governmental Authorities necessary to consummate the Transactions.

(e) Parent and its Affiliates shall not (it being understood that any failure of any such Affiliate to comply with this Section 6.5(e) shall be deemed to constitute a breach of such section by Parent) make any investment or acquisition if, individually or in the aggregate, such investment or acquisition would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the Merger or the Transactions (except, for the avoidance of doubt, with respect to assets or businesses of the Company or any of its Subsidiaries as provided in Section 6.5(c)).

Section 6.6 Access and Reports.

(a) Subject to Applicable Laws then in effect and applicable contractual restrictions in effect on the date hereof, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to the officers and other authorized Representatives of Parent and the Financing Sources of Parent, reasonable access, during normal business hours throughout the period prior to the Effective Time, to its and its Subsidiaries’ officers and its and its Subsidiaries’ properties, offices and other facilities and its and its Subsidiaries’ books, contracts, personnel files and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly all information concerning its and its Subsidiaries’ business, properties and personnel as may reasonably be requested by Parent and its Representatives and Financing Sources from time to time; provided that any such access shall be coordinated through one of the persons listed on Section 6.6 of the Company Disclosure Letter and provided further that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein; and provided, further, that the foregoing shall not require the Company (i) (A) to permit any inspection that, in the reasonable judgment of the Company, would be materially disruptive to the business or operations of the Company or its Subsidiaries, or (B) to disclose any information that would, in the reasonable judgment of the Company, result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality, (ii) to disclose any information of the Company or any of its Subsidiaries that would, in the reasonable judgment of the Company, be prohibited by Applicable Laws or waive the protection of attorney-client, work product or other legal privilege, (iii) to provide access to or otherwise make available any information relating to the process conducted by the Company that led to the execution of this Agreement or (iv) to provide access to or otherwise make available or furnish any information if and to the extent that the provision of such information could in the judgment of the Company based on advice of counsel violate Applicable Law. The parties will use reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of the preceding sentence apply. Notwithstanding the foregoing, neither Parent nor any of its Representatives shall have the right to conduct any surface or subsurface soil or surface or ground water sampling, monitoring, borings or testing on any properties owned or leased by the Company or any of its Subsidiaries. Without limiting the generality of this Section 6.6, from the date of this Agreement until the Effective Time (or the termination of this Agreement in accordance with its terms), the Company will furnish to Parent promptly after becoming available, monthly financial statements including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date as well as any update of its outlook for the quarter or the balance of the fiscal year, each as it may prepare for management’s internal use. All such information shall be governed by the terms of the Confidentiality Agreement; provided that notwithstanding the terms of the Confidentiality Agreement, Parent may provide such information to potential sources of capital and to rating agencies and prospective lenders (including the Financing Sources) and investors during syndication of the Available Financing subject to the execution of customary confidentiality agreements with such Persons regarding such information.

(b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (ii) of any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or otherwise affecting such party or any of its Subsidiaries which relate to the Transactions, and (iii) if such party becomes aware of any facts or circumstances that would reasonably be expected to cause any condition set forth in Article 7 not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.6(b) shall not cure any breach of, or non-compliance with, any other provision of this Agreement.

Section 6.7 Publicity. Unless and until a Change of Recommendation has occurred in connection with Section 6.4(d), the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements (other than routine employee communications) with respect to the Merger and the other Transactions and prior to making any filings with any third party and/or any Governmental Authority (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Applicable Laws or by obligations pursuant to any listing agreement with any national securities exchange or interdealer quotation service or by the request of any Governmental Authority. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company.

Section 6.8 Stock Exchange Delisting; Deregistration. Each of the Company and Parent shall cause the Company’s securities to be delisted from the NASDAQ Stock Market and deregistered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.9 Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article 3. Except as set forth in the immediately preceding sentence or as otherwise provided in Section 8.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense, except that Parent shall pay or reimburse the Company for (a) Parent’s reimbursement obligations pursuant to Sections 6.13(c) and 6.18(e), (b) Parent’s indemnification obligations pursuant to Sections 6.13(d) and 6.18(e) and (c) Parent’s payment obligations pursuant to Section 6.5(a)(i). Any amounts that may be owed by Parent for reimbursement pursuant to clause (a) of the preceding sentence shall be payable in one lump-sum following final calculation and reasonable documentation of the total amount of such fees and expenses incurred.

Section 6.10 Indemnification and Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under Applicable Laws (and shall also pay or advance expenses as incurred, to the fullest extent permitted under Applicable Laws, to), each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, liabilities or amounts that are paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Party’s service as a director or officer of the Company or its Subsidiaries at or prior to the Effective Time or services performed by such Indemnified Party, at the request of the Company or its Subsidiaries, as a fiduciary under any Company Benefit Plan or as a director or officer of another Person at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, but not limited to, in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party in effect on the date hereof and copies of which have been made available to Parent prior to the date hereof. In the event of any such claim, action, suit, proceeding or investigation, Parent and the Surviving Corporation shall reasonably cooperate in or use reasonable best efforts in the vigorous defense of any such matter; provided, however, that Parent and the Surviving

Corporation shall not be liable for any settlement effected without their respective prior written consent. The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, expenses and disbursements, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.10.

(b) Without limiting the generality of Section 6.10(a), if any Indemnified Party becomes involved in any actual or threatened claim, action, suit, proceeding or investigation covered by this Section 6.10 after the Effective Time, Parent and the Surviving Corporation shall, to the fullest extent permitted by Applicable Laws, advance to such Indemnified Party his or her legal or other expenses (including attorneys’ fees, expenses and disbursements and the cost of any investigation and preparation incurred in connection therewith) within ten business days of receipt by Parent and the Surviving Corporation from the Indemnified Party of a request therefor, subject to such Indemnified Party providing Parent and the Surviving Corporation with an undertaking to reimburse all amounts so advanced in the event of a non-appealable determination of a court of competent jurisdiction that such Indemnified Party is not entitled thereto, but without any requirement for the posting of a bond or any other terms or conditions other than those expressly set forth herein.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation, as of the Effective Time, to obtain and fully pay the premium for the non-cancelable extension of (i) the directors’, officers’ and employees’ liability coverage of the Company’s existing directors’, officers’ and employees’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Parties as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or employee of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Company or the Surviving Corporation expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance (the “Maximum Premium”) (which annual amount the Company represents and warrants is set forth on Section 6.10(c) of the Company Disclosure Letter). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Parties as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the

Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of the Maximum Premium; and provided, further, that if the annual premiums of such insurance coverage exceed the Maximum Premium, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.10.

(e) The provisions of this Section 6.10 are (i) expressly intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The provisions of this Section 6.10 shall survive the consummation of the Merger.

(f) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the Transactions) now existing in favor of the current or former directors or officers of the Company or any of its Subsidiaries as provided in any agreement in effect on the date hereof and made available to Parent prior to the date hereof between the Company or any of its Subsidiaries, on the one hand, and any current or former director or officer of the Company or any Company Subsidiary, on the other hand, will be assumed by the Surviving Corporation without further action, as of the Effective Time, and will survive the Merger and will continue in full force and effect in accordance with their terms. The Charter and the Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company Charter and the Company Bylaws, which provisions shall not be amended or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights of such director or officer, unless such modification is required by Applicable Laws during such period.

(g) Notwithstanding anything herein to the contrary, in the case of Sections 6.10(c) and 6.10(f) in the event that any claim for indemnification is asserted or made on or prior to the sixth anniversary of the Effective Time, all rights to indemnification in respect of such claim shall continue until the final disposition of such claim.

Section 6.11 Takeover Provisions. If any Takeover Provision is or may become applicable to the Merger, the Voting Agreements or the Transactions, the Company and the members of the Company Board shall grant such approvals and take such actions as are necessary so that the Merger, the Voting Agreements and the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Provision on any of the Merger, the Voting Agreements or the Transactions.

Section 6.12 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Letters (including, in the case of the Debt Financing, alternative or additional debt financing consistent with the Debt Commitment Letter) and any related Fee Letter and Engagement Letter and shall not agree to any amendment or modification to be made to, or consent to any waiver of any provision or remedy under, the Financing Letters or any Fee Letter or Engagement Letter without the prior written consent of the Company if such amendments, modifications or waivers (or, in the case of the Debt Commitment Letter, alternative or additional debt financing) would (i) reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or original issue discount) from that contemplated in the Financing Letters, or (ii) impose new or additional conditions or other terms or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or other terms in a manner that would be reasonably likely to (x) materially delay or prevent the Closing, or (y) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against the other parties to any Financing Letter when required pursuant to this Agreement or the definitive agreements with respect thereto. For purposes of clarification, the foregoing shall not prohibit Parent from replacing or amending the Debt Commitment Letter and any related Fee Letter or Engagement Letter solely to add additional lenders, lead arrangers, bookrunners, syndication agents or similar entities, so long as the addition of such additional parties would not reasonably be expected, individually or in the aggregate, to (x) materially delay or prevent the Closing, or (y) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against the other parties to any Financing Letter when required pursuant to this Agreement or the definitive agreements with respect thereto. Any reference in this Agreement to (A) “Financing” shall include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 6.12 and (B) “Financing Letters” or “Debt Commitment Letter” shall include such documents as amended or modified in compliance with this Section 6.12.

(b) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) maintain in effect the Financing Letters in accordance with their terms, (ii) negotiate and enter into, as soon as reasonably practicable, all definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and any related Fee Letter and Engagement Letter (or on terms no less favorable, in the aggregate (other than with respect to conditionality or amount, which must be no less favorable in any respect), to Parent and Merger Sub than the terms and conditions in the Debt Commitment Letter and any related Fee Letter and Engagement Letter), (iii) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions that are applicable to Parent and Merger Sub, including the payment of any commitment, engagement, placement or other fees required as a condition to the Financing and consummate at or prior to the Closing the portion of the Debt Financing required for the Closing, if all of the conditions to the consummation of the Debt Financing provided for by the Debt Commitment Letter have been satisfied (other than receipt of (A) the Equity Financing, (B) any conditions that are within the control of Parent or Merger Sub, and (C) those conditions that by their nature cannot be satisfied until the Closing Date, but each of which conditions referenced in this clause (C) shall be capable of being satisfied on the Closing Date), (iv) comply with its obligations under the Financing Letters, the Engagement Letter and any related Fee Letter and any definitive agreements relating to the Debt Financing, (v) fully enforce its rights under the Debt Commitment Letter and any such definitive agreements (including, at the request of the Company and subject to Section 9.12(c) by filing one or more lawsuits against the Financing Sources to fully enforce the Financing Sources’ obligations thereunder), (vi) in the event that all conditions in the Debt Commitment Letter (other than (A) the availability or funding of any Equity Financing, (B) any conditions in the Debt Commitment Letter that are within the control of Parent or Merger Sub, and (C) those conditions in the Debt Commitment Letter that by their nature cannot be satisfied until the Closing Date, but each of which, in the case of (C), shall be capable of being satisfied on the Closing Date) have been satisfied, cause the lenders and other Persons providing Debt Financing to fund on the Closing Date, the portion of the Debt Financing required to consummate the Merger and the Transactions and pay all other amounts payable by Parent and Merger Sub under this Agreement and the Financing Letters or in connection with any refinancing of indebtedness contemplated by this Agreement or the Financing Letters and (vii) fully enforce the rights of Parent and Merger Sub, and the Guarantors’ obligations, under the Equity Financing Letter, including (at the request of the Company and subject to Section 9.12(b) by filing one or more lawsuits against the Guarantors to fully enforce the Guarantor’s obligations thereunder. Parent shall keep the Company reasonably informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing and provide to the Company copies of all executed definitive documents related to the Debt Financing (provided that any Fee Letter or Engagement Letter may be redacted as contemplated by Section 5.5(b)). Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any material breach, material default, termination or repudiation by any party to any Financing Letter or definitive document related to the Financing of which Parent or Merger Sub become aware, (y) of the receipt by Parent or Merger Sub of any notice or other communication from any party to any Financing Letters with respect to any (A) actual or potential breach, default, termination or repudiation by any party to any Financing Letters or any definitive document related to the Financing of any provisions of the Financing Letters or any definitive document related to the Financing or (B) material dispute or disagreement between or among any parties to any Financing Letters or any definitive document related to the Financing, with respect to the obligation to fund the Financing, including any condition with respect to the obligations to fund the Financing, or the amount to be funded at the Closing Date, and (z) if Parent or Merger Sub will not be able to obtain all or any portion of the Financing contemplated by the Financing Letters on the terms, in the manner or from the sources contemplated by the Financing Letters or the definitive documents related to the Financing.

(c) Subject to the terms and conditions of this Agreement, if any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Commitment Letter, Parent shall use its reasonable best efforts to arrange and obtain as promptly as practicable alternative debt financing from alternative debt sources on terms and conditions not less favorable, in the aggregate, to Parent and Merger Sub (in the reasonable judgment of Parent) than those contained in the Debt Commitment Letter and any related Fee Letter or Engagement Letter and in an amount at least equal to the amount of the Debt Financing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”) which shall replace the existing Debt Commitment Letter, a true, complete and correct copy of which (together with any related Fee Letter and Engagement Letter (it being understood that any such Fee Letter or Engagement Letter provided to the Company may be redacted to omit the numerical fee amounts therein)) shall be promptly provided to the Company. In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement (other than with respect to representations and warranties made by Parent and Merger Sub as of the date hereof) to the “Financing” or the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (ii) below, (ii) any reference in this Agreement (other than with respect to representations and warranties made by Parent and Merger Sub as of the date hereof) to the “Financing Letters” or the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letters to the extent then in effect, (iii) any reference in this Agreement to “Financing Sources” shall be deemed to include the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing (as modified pursuant to clause (i) above) or other financings in connection with the Transactions, including the parties to the Debt Commitment Letter (as modified pursuant to clause (ii) above) and any definitive credit agreements relating thereto, (iv) any reference in this Agreement to “Fee Letter” shall be deemed to include any fee letter relating to the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and any fee letter relating to New Debt Commitment Letters to the extent then in effect and (v) any reference in this Agreement to “Engagement Letter” shall be deemed to include any engagement letter relating to the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and any engagement letter relating to New Debt Commitment Letters to the extent then in effect. For the avoidance of doubt, in no event shall any Guarantor be required to provide financing in excess of the amount set forth in its respective Equity Financing Letter and in no event shall Parent or Merger Sub be required to seek or obtain equity financing other than the Equity Financing.

(d) For purposes of this Agreement, “Marketing Period” shall mean the first period of fifteen (15) consecutive business days throughout which (x) Parent shall have all of the Required Information and during which period such information shall remain compliant at all times with the applicable provisions of Regulation S-X and Regulation S-K under the Securities Act and (y) the conditions set forth in Section 7.1 shall be satisfied (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.2 to fail to be satisfied, assuming that the Closing Date were to be scheduled for any time during such fifteen (15) consecutive business day period; provided that, if all the conditions set forth in clauses (x) and (y) above have been satisfied (and continue to be satisfied throughout the fifteen consecutive business day period) except that the condition set forth in Section 7.1(a) has not been satisfied because the Company Stockholders Meeting has not yet been held, then the Marketing Period shall be deemed to have commenced on the date that is five business days prior to the date of the

Company Stockholders Meeting so long as the Company Stockholders Meeting is held on such date and the Company Stockholders Approval is obtained on such date as contemplated in Section 7.1(a) (and, for the avoidance of doubt, the Marketing Period shall not end prior to the date that is fifteen consecutive business days following such commencement); provided, further, that (i) such consecutive 15 business day period shall (x) commence no earlier than September 4, 2012, (y) either end on or prior to December 19, 2012 or, if such period has not ended on or prior to December 19, 2012, then such period shall commence no earlier than January 2, 2013 and (z) exclude the days between November 21, 2012 and November 25, 2012 and (ii) the Marketing Period will not be deemed to have commenced if (w) the financial statements included in the Required Information that is available to Parent on the first day of the Marketing Period would not be sufficiently current on any day during such period to satisfy the requirements of Rule 3-12 of Regulation S-X for a registration statement using such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to have commenced until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X for a registration statement using such financial statements to be declared effective by the SEC on the last day of such period, (x) the Company’s accountants shall have withdrawn their audit opinion with respect to any financial statements contained in the audited financial statements of the Company, in which case the Marketing Period shall not be deemed to have commenced unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent, (y) the Company issues a public statement indicating its intent to restate any of its historical financial statements or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to have commenced unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP or (z) the Company shall have been delinquent in filing any Form 10-K or Form 10-Q or any other material SEC filing, in which case the Marketing Period shall not be deemed to have commenced unless and until all such delinquencies have been cured; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained.

(e) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to the Closing. For the avoidance of doubt, if the Financing has not been obtained, Parent and Merger Sub shall continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Article 7, to consummate the Transactions.

Section 6.13 Financing Cooperation.

(a) Prior to the Effective Time, the Company shall (and the Company shall cause each of its Subsidiaries to) use its reasonable best efforts to provide, and shall (and shall cause each of its Subsidiaries to) use its reasonable best efforts to cause their respective Representatives, including legal and accounting Representatives, to provide, in each case, at Parent’s sole expense (in accordance with the reimbursement provisions below), all cooperation reasonably requested by Parent or Merger Sub that is necessary in connection with the arranging and obtaining by Parent and Merger Sub of the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing”), including:

(i) assisting Parent and Merger Sub with the preparation of offering and syndication documents and materials, including prospectuses, private placement memoranda, bank information memoranda and packages, lender and investor presentations, rating agency presentations, and similar documents and materials required in connection with the Available Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Available Financing and the delivery of one or more customary representation letters) (all such documents and materials, collectively, the “Financing Offering Documents”), but in each case solely with respect to information contained therein relating to the Company and its Subsidiaries;

(ii) preparing and furnishing Parent and Merger Sub and the entities that have committed to provide (directly or indirectly) or otherwise entered into agreements in connection with the Debt Financing or other financings in connection with the Transactions, including the parties to the Debt Commitment Letter and any joinder agreements or credit agreements relating thereto (collectively, the “Financing Sources”), (A) (x) by a date that is not later than 40 calendar days after the end of any fiscal quarter after the date hereof that is not a fiscal year end, with the unaudited consolidated balance sheet of the Company as of the end of such quarter and the related unaudited statements of income, stockholders’ equity and cash flows, which shall have been reviewed by the Company’s accountants as provided in SAS 100; provided that if the Debt Financing is commenced during the period beginning on October 22, 2012 until the date on which the Company files with the SEC its financial results for the fiscal quarter ending September 30, 2012 on Form 10-Q, the Company shall reasonably cooperate to furnish Parent and Merger Sub and the Financing Sources certain financial data for the quarter ending September 30, 2012 of the type customarily included in private placements pursuant to Rule 144A under the Securities Act, (y) by a date that is not later than 60 calendar days after December 31, 2012, with the audited consolidated balance sheet of the Company as of December 31, 2012, and the related audited statements of income, stockholders’ equity and cash flows for the year then ended, and the notes and schedules thereto and such other financial and other information as Parent shall reasonably request in order to consummate the Debt Financing, including all Company information, financial statements and financial data of the type required in registration statements on Form S-1 by Regulation S-X and Regulation S-K under the Securities Act and of a type and form customarily included in private placements pursuant to Rule 144A under the Securities Act (including, to the extent applicable with respect to such financial statements, the report of the Company’s auditors thereon and related management discussion and analysis of financial condition and results of operations) and (z) drafts of comfort letters customary for private placements under Rule 144A under the Securities Act by auditors of the Company which such auditors are prepared to issue at the time of pricing of a debt securities offering and the closing thereof upon completion of customary procedures (information required to be delivered pursuant to this clause (A) being referred to as, the “Required Information”) and (B) as promptly as practicable with all other financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent or Merger Sub to assist in preparation of the Financing Offering Documents and executing customary authorization and management representation letters (including, in the case of the public-side version, a representation to the arranger of the Available Financing that such public-side version does not include material non-public information about the Company and its Subsidiaries) and certificates;

(iii) participating upon reasonable advance notice in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, underwriters or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions (including bring-down diligence sessions), drafting sessions and sessions with rating agencies in connection with the Available Financing;

(iv) using reasonable best efforts to obtain credit ratings from rating agencies;

(v) using reasonable best efforts to obtain customary comfort letters from accountants, consents from the Company’s independent auditors and legal opinions as reasonably required by Parent;

(vi) in the case of the Company or its Subsidiaries, entering into, executing and delivering one or more credit agreements or other definitive agreements as directed by Parent in connection with the Debt Financing immediately prior to or at the Effective Time to the extent direct borrowings or debt incurrences by the Company or by any of the Company’s Subsidiaries are contemplated by the Debt Commitment Letter;

(vii) facilitating the pledging of collateral in connection with the Available Financing to secure obligations under any agreement referenced in clause (vi) above, including, executing and delivering customary pledge and security documents (including security documents to be filed with the United States Copyright Office and the United States Patent and Trademark Office to register copyrights, patents and trademarks, as applicable, of the Company and its Subsidiaries to the extent required in connection with the Available Financing), currency or interest hedging arrangements or other definitive financing documents or other certificates (including borrowing base certificates), legal opinions, surveys, title insurance (including non-imputation title policy endorsements and affidavits reasonably required by the title company), and documents as may be reasonably requested by Parent, otherwise agreeing to pledge, grant security interests in, and otherwise grant Liens on, the Company’s assets, pursuant to such agreements as may be reasonably requested or taking commercially reasonable actions necessary to permit the Financing Sources of the Available Financing to evaluate the Company’s and its Subsidiaries’ real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements and establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Available Financing;

(viii) using reasonable best efforts to obtain such consents, waivers, estoppels, approvals, authorizations and instruments which may be reasonably requested by Parent or Merger Sub in connection with the Available Financing and collateral arrangements, including lien releases, instruments of termination or discharge, legal opinions, appraisals, engineering reports, surveys, title insurance, landlord consents, waivers and access agreements;

(ix) facilitating the consummation of the Available Financing, including facilitating the satisfaction of the conditions precedent to the Available Financing to the extent within the control of the Company and its Subsidiaries, and taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent or Merger Sub to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately upon the Effective Time;

(x) cooperating with consultants or others engaged to undertake field examinations and appraisals, including furnishing information to such persons in respect of accounts receivable, inventory, equipment, property and other applicable assets and liabilities and assistance in preparation of a borrowing base certificate;

(xi) providing to the Financing Sources all documentation and other information reasonably requested by such Financing Sources that such Financing Sources reasonably determine is required by regulatory authorities with respect to the Company under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

(xii) using reasonable best efforts to permit the Debt Financing to benefit from the Company’s existing lending and investment banking relationships; and

(xiii) assisting Parent in connection with its amendment of any of the Company’s or its Subsidiaries’ hedging, swap or derivative arrangements on terms satisfactory to Parent;

provided, however, that (A) notwithstanding the foregoing, no obligations of the Company, its Subsidiaries or their Representatives under any agreement, certificate, document or instrument referred to in this Section 6.13 shall be effective until the Effective Time and none of the Company or any of its Subsidiaries shall be required to take any action under any such agreement, certificate, document or instrument that is not contingent upon the occurrence of the

Effective Time, (B) neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or payment to obtain consent (other than reasonable out-of-pocket costs subject to reimbursement pursuant to Section 6.13(c)) or to incur any liability or provide any indemnities with respect to the Debt Financing prior to the Effective Time unless such action is contingent upon the consummation of the Transactions, (C) Section 6.6(a) shall apply to any access provided or information disclosed pursuant to this Section 6.13, and (D) none of the Company or any Subsidiary shall be required to take any action that will conflict with or violate any Applicable Laws.

(b) The Company and each of its Subsidiaries hereby consent to the use of its and its Subsidiaries’ trademarks, service marks and logos in connection with the Available Financing, provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

(c) Parent shall promptly, upon request by the Company, reimburse the Company for all of its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.13.

(d) Without duplication of any amounts to be reimbursed by Parent pursuant to Section 6.13(c), if the Closing does not occur, Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective officers and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Available Financing (including any action taken in accordance with this Section 6.13) or the provision of information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf the Company or any of its Subsidiaries) to the fullest extent permitted by Applicable Laws.

(e) All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 6.13 shall be kept confidential in accordance with the Confidentiality Agreement.

Section 6.14 Employee Matters.

(a) The Surviving Corporation shall, during the period commencing at the Effective Time and ending on the 12-month anniversary of the Effective Time, provide to (x) each non-union represented employee who is employed by the Company or any of its Subsidiaries (including any such employee who is not actively at work on account of illness, disability or leave of absence) immediately prior to the Effective Time (each, an “Affected Non-Union Employee”) a base salary and target bonus opportunity under annual cash incentive plans that are no less favorable than the base salary and target bonus opportunity provided to such Affected Non-Union Employee by the Company and its Subsidiaries immediately prior to the Effective Time and (y) Affected Non-Union Employees, in the aggregate, employee benefits

(excluding equity-based awards, executive welfare benefits, perquisites and Quarterly Discretionary Contribution Payments) that are no less favorable, in the aggregate, than those provided to Affected Non-Union Employees by the Company and its Subsidiaries immediately prior to the Effective Time. With respect to union-represented employees (together with the Affected Non-Union Employees, the “Affected Employees”), the Surviving Corporation shall comply with the terms and conditions of all applicable collective bargaining agreements as in effect as of the Effective Time and disclosed in Section 4.11 of the Company Disclosure Letter. From and after the Effective Time, the Surviving Corporation shall or shall cause one of its Subsidiaries to assume and honor, in accordance with its terms, the Company Benefit Plans disclosed in Section 6.14(a) of the Company Disclosure Letter. Notwithstanding any other provision of this Agreement to the contrary, but subject to any employment agreements existing on the date of this Agreement and disclosed in Section 4.11(a) of the Company Disclosure Letter, (i) the Surviving Corporation shall provide, or cause to be provided, to Affected Non-Union Employees whose employment terminates during the twenty-four month period following the Effective Time, severance benefits, if any, at the levels and pursuant to the terms of the Company’s severance program and guidelines as in effect immediately prior to the Effective Time and disclosed in Section 4.11(a) of the Company Disclosure Letter and (ii) during such twenty-four month period following the Effective Time, severance benefits offered to Affected Non-Union Employees shall be determined without taking into account any reduction after the Effective Time in compensation paid to Affected Non-Union Employees. Nothing contained in this Section 6.14 shall (x) be deemed to grant any Affected Employees the right to continued employment after the Effective Time or affect the right of the Company or its Subsidiaries (or, following the Effective Time, the Surviving Corporation and its Subsidiaries) to terminate the employment of the Affected Employees, subject to Applicable Law and the terms and conditions of any applicable collective bargaining agreements and (y) prevent the amendment or termination of any Company Benefit Plans in accordance with their respective terms.

(b) The Surviving Corporation will cause any benefit plans in which the Affected Employees are entitled to participate after the Effective Time to take into account for purposes of eligibility, vesting and level of benefits and benefit accrual thereunder (but not benefit accruals under defined benefit pension plans other than Company Benefit Plans that are disclosed in Section 4.11(a) of the Company Disclosure Letter), service by the Affected Employees of the Company and its Subsidiaries as if such service were with the Surviving Corporation, to the same extent such service was credited under a comparable Company Benefit Plan (except to the extent it would result in a duplication of benefits).

(c) To the extent permitted under Applicable Laws and except to the extent it would result in a duplication of benefits, with respect to any employee benefit plans maintained by the Surviving Corporation or any of its Subsidiaries for the benefit of the Affected Employees, the Surviving Corporation will (i) cause there to be waived any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable Company Benefit Plans and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to amounts paid by such Affected Employees during the calendar year in which Effective Time occurs under similar Company Benefit Plans.

(d) Parent shall cause the Surviving Corporation to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under all Company Benefit Plans disclosed in Section 4.11(a) of the Company Disclosure Letter accrued as of the Effective Time.

(e) Each of the parties to this Agreement hereby acknowledges that a “corporate change,” “change in control” or “change of control” (or similar phrase) within the meaning of each Company Benefit Plan disclosed in Section 6.14(e) of the Company Disclosure Letter will occur at the Effective Time.

(f) The provisions of this Section 6.14 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Affected Employee), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.14) under or by reason of this Agreement nor shall any provision of this Section 6.14 constitute an amendment or modification of any of the Company Benefit Plans.

Section 6.15 Stockholder Litigation. Subject to a customary joint defense agreement, the Company shall give Parent the opportunity to participate in, but not control, the defense or settlement of any stockholder litigation against the Company or its directors or officers arising after the date hereof as a result of the Transactions.

Section 6.16 Obligations of Merger Sub and the Surviving Corporation. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 6.17 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.18 Senior Secured Notes Tender Offer; Consent Solicitation.

(a) Subject to the terms and conditions of this Agreement, Parent shall take all actions necessary to consummate the redemption or other purchase of, or consent solicitation for, all of the outstanding aggregate principal amount of the 8 1/4% Notes due 2017 of TPC Group LLC (the “Notes”) issued under the Indenture, dated as of October 5, 2010, by and among TPC Group LLC, the guarantors party thereto, Wilmington Trust Company, as trustee, and Deutsche

Bank Trust Company Americas, as collateral agent, paying agent, registrar and authentication agent (the “Indenture”), or the satisfaction and discharge of the Indenture with respect thereto, at or prior to the Effective Time. If requested by Parent, the Company shall use its reasonable best efforts to assist Parent or an Affiliate of Parent or the Company, at Parent’s option, in commencing an offer to purchase, and related consent solicitation with respect to, the Notes, on the terms and conditions specified by Parent in compliance with the Indenture and the Notes (the “Debt Offer”). Notwithstanding the foregoing, (i) the closing of any Debt Offer shall be conditioned on the completion of the Merger, (ii) no such consent solicitation shall result in a consent, amendment, supplement or waiver with respect to the Indenture that is effective prior to the Effective Time and (iii) any Debt Offer or consent solicitation shall otherwise be consummated in compliance with Applicable Laws and SEC rules and regulations. If requested by Parent in writing, in lieu of commencing a Debt Offer or consent solicitation for the Notes (or in addition thereto), the Company shall use its reasonable best efforts to, to the extent permitted by the terms and conditions applicable to the Notes (including the Indenture), issue a notice of optional redemption for the outstanding principal amount of the Notes in accordance with the terms and conditions applicable thereto (including the Indenture); provided that no action described in this sentence shall be required to be taken unless such redemption can be conditioned on the occurrence of the Effective Time. If requested by Parent in writing, the Company shall use its reasonable best efforts, to the extent permitted by the terms and conditions applicable to the Notes (including the Indenture), to deliver an optional redemption notice to the trustee under the Indenture pursuant to the “equity claw” provision under the Indenture, along with any required documentation, 30 days prior to the Closing Date, conditioned in part on the Debt Offer not being consummated, to redeem up to 35% of the Company’s existing principal amount of Notes using a portion of the proceeds received by the Company as part of the Equity Financing; provided that no action described in this sentence shall be required to be taken unless such redemption can be conditioned on the occurrence of the Effective Time.

(b) The Company covenants and agrees that, promptly following the consent solicitation expiration date, assuming the requisite consents are received, each of the Company and its applicable Subsidiaries as is necessary shall (and shall use their commercially reasonable efforts to cause the applicable trustee to) execute a supplemental indenture to the Indenture, which supplemental indenture shall implement the amendments described in the offer to purchase, related letter of transmittal and other related documents (collectively, the “Debt Offer Documents”) and shall become operative only concurrently with the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Debt Offer). Concurrent with the Effective Time, Parent shall cause the Company to accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offer and in accordance with the Debt Offer.

(c) In the event that the Debt Offer is not consummated, the Company covenants and agrees that it will, to the extent permitted by the terms and conditions applicable to the Notes (including the Indenture), take all actions necessary to satisfy and discharge the Indenture under the terms thereof, including (i) substantially simultaneous with the Effective Time, irrevocably depositing funds provided by Parent or Merger Sub sufficient to pay off all indebtedness under the Indenture, including all accrued and unpaid interest, and providing irrevocable instructions to the paying agent under the Indenture, (ii) providing an appropriate officer’s certificate and opinion in form reasonably satisfactory to the trustee under the Indenture and (iii) providing appropriate optional redemption notices reasonably satisfactory to the trustee under the Indenture; provided that no action described in this sentence shall be required to be taken unless such redemption can be conditioned on the occurrence of the Effective Time.

(d) Parent and the Company shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the necessary and appropriate documentation in connection with the Debt Offer Documents. The Debt Offer Documents (including all amendments or supplements) and all mailings to the holders of the Notes in connection with the Debt Offer shall be subject to the prior review of the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offer any information in the Debt Offer Documents should be discovered by the Company and its Subsidiaries, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company or its Subsidiaries to the holders of the Notes (which supplement or amendment and dissemination may, at the reasonable direction of Parent and the Company, take the form of a filing of a Current Report on Form 8-K). Notwithstanding anything to the contrary in this Section 6.18(d), the Company shall and shall cause its Subsidiaries to comply with the requirements of Rule 14e-1 under the Exchange Act and any other Applicable Law to the extent such laws are applicable in connection with the Debt Offer.

(e) Parent shall promptly, upon request by the Company, reimburse the Company for all of its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.18. Without duplication of any amounts to be reimbursed by Parent pursuant to the immediately preceding sentence, if the Closing does not occur, Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective officers and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with their compliance with this Section 6.18 or the provision of information utilized in connection therewith (other than information provided in writing specifically for such use by or on behalf the Company or any of its Subsidiaries) to the fullest extent permitted by Applicable Laws.

(f) Without limiting the condition set forth in Section 7.2(b), Parent and Merger Sub acknowledge and agree that the pendency or consummation of any Debt Offer, consent solicitation or redemption with respect to the Notes is not a condition to the Closing.

Section 6.19 Existing Credit Agreement Matters. The Company shall use reasonable best efforts to deliver to Parent, at least three business days prior to the Effective Time, fully executed copies of payoff letters, in form and substance reasonably acceptable to Parent (including the total payoff amount required to fully satisfy all outstanding obligations thereunder and any daily accrual thereafter), from the administrative agent under the Company’s Existing Credit Facility which payoff letters shall provide that upon receipt of the applicable payoff amount there shall occur the release of all guarantees, Liens and other security over the Company’s and its Subsidiaries’ properties and assets securing its obligations under such Existing Credit Facility, together with the return of any collateral in the possession of the relevant administrative agent or the collateral agent, at or immediately prior to the Effective Time.

ARTICLE 7

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment or waiver by each of the parties to this Agreement at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained in accordance with Applicable Laws, the Company Charter and the Company Bylaws.

(b) (i) Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and (ii) approval of the Transactions by the European Commission shall have been granted under Article 6(1)(b), 6(2), 8(1) or 8(2) of Council Regulation (EC) No 139/2004 of the European Union (the “EUMR”), as amended, or by failing to issue a decision by the time the relevant waiting period has expired approval of the Transactions by the European Commission shall be deemed to have been granted under Article 10(6) of the EUMR; provided that if the European Commission has adopted a decision under Article 9 of the EUMR to refer the Transactions in whole or in part to any competent authority of any Member State of the European Union or of the European Economic Area, all such competent authorities in each Member State of the European Union or of the European Economic Area to which the whole or part of the Transactions has been referred shall have approved the Transactions, or applicable waiting periods in respect of the Transactions shall have expired or been earlier terminated, provided, further, that, for the avoidance of doubt, if only part of the Transactions have been referred to any competent authority of a Member State of the European Union or of the European Economic Area, the European Commission shall have approved that part of the Transactions not so referred to such competent authority under Article 6(1)(b), 6(2), 8(1) or 8(2) of the EUMR, or by failing to issue a decision by the time the relevant waiting period has expired approval of that part of the Transactions not so referred to such competent authority by the European Commission shall be deemed to have been granted under Article 10(6) of the EUMR; and (iii) all required approvals or clearances in the jurisdictions identified in Section 5.3(b) of the Parent Disclosure Letter shall have been obtained or any applicable waiting period thereunder shall have expired or been terminated.

(c) There shall be no decree, order, ruling or injunction (whether temporary, preliminary or permanent) of any Governmental Authority that prohibits the consummation of the Merger.

Section 7.2 Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The respective obligation of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in (A) Sections 4.2, 4.9(i), 4.17, 4.21 and the first sentence of Section 4.18 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, (B) Section 4.3 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except for de minimis inaccuracies and (C) any other Section of this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifiers) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties referred to in this clause (C) to be so true and correct does not constitute, individually or in the aggregate, a Company Material Adverse Effect, and (ii) Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Section 7.2(a)(i) have been satisfied.

(b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

Section 7.3 Conditions to Company’s Obligation to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of Parent and Merger Sub set forth in (A) Sections 5.2 and 5.8 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (B) any other Section of this Agreement shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifiers) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties referred to in this clause (B) to be so true and correct does not constitute, individually or in the aggregate, a Parent Material Adverse Effect, and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to the effect that the conditions set forth in Section 7.3(a)(i) have been satisfied.

(b) Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

Section 7.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor Parent or Merger Sub, on the other hand, may rely on the failure of any condition set forth in Section 7.1 to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by the Company’s failure or either Parent’s or Merger Sub’s failure, respectively, to use the standard of efforts required from it pursuant to this Agreement to consummate the Merger and the other Transactions, including as required by and subject to Sections 6.5 and 6.12.

ARTICLE 8

TERMINATION

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Effective Time, whether before or after Company Stockholder Approval has been obtained by the mutual written consent of the Company and Parent, through action of their respective boards of directors.

Section 8.2 Termination by Parent or the Company. This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained by action of either the Parent board of directors or the Company Board if:

(a) the Merger shall not have been consummated on or before the date that is six months after the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available (i) to any party if the failure of such party to perform, in any material respect, any of its obligations under this Agreement has materially contributed to the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso) or (ii) to any party hereto during the pendency of a legal proceeding described in Section 9.12.

(b) the Company Stockholders Meeting shall have been held and completed and the Company Stockholder Approval shall not have been obtained at such Company Stockholders Meeting or at any adjournment or postponement thereof; provided that a party shall not have the right to terminate this Agreement pursuant to this Section 8.2(b) if the non-satisfaction of the condition in Section 7.1(a) primarily resulted from the failure of such party to perform, in any material respect, its obligations under this Agreement; or

(c) a Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have complied with Section 6.5, if applicable, and, with respect to other matters not covered by Section 6.5, shall have used its reasonable best efforts to remove such injunction, order or decree.

Section 8.3 Termination by the Company. This Agreement may be terminated, and the Transactions may be abandoned, by action of the Company Board:

(a) at any time prior to the time the Company Stockholder Approval is obtained, if (i) the Company Board or the Special Committee authorizes the Company, subject to complying with the terms of this Agreement, to enter into one or more Alternative Acquisition Agreements with respect to a Superior Proposal, (ii) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into one or more Alternative Acquisition Agreements with respect to a Superior Proposal, and (iii) the Company immediately prior to or substantially concurrently with such termination pays or causes to be paid to Parent or its designees in immediately available funds any fees required to be paid pursuant to Section 8.5;

(b) at any time prior to the Effective Time, if Parent or Merger Sub shall have breached any representation, warranty, covenant or other agreement made by Parent or Merger Sub in this Agreement or if any such representation (other than the representations set forth in Section 5.9 hereof) and warranty shall have become inaccurate after the date of this Agreement and such breach or inaccuracy would, individually or in the aggregate, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b), if continuing on the Closing Date, being satisfied, and such breach or inaccuracy (i) cannot be cured by Parent or Merger Sub by the Termination Date or (ii) if capable of being cured, shall not have been cured on or before the earlier of (x) 30 calendar days following receipt of written notice from the Company thereof or (y) the expiration of any shorter period of time that remains between the date the Company provides written notice of such breach or inaccuracy and the date that is three business days prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) if it is then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure of any condition set forth in Section 7.2 being satisfied; or

(c) if (i) Parent and Merger Sub shall have failed to consummate the Closing on the date on which the Closing is to occur pursuant to Section 1.2, (ii) all of the conditions set forth in Article 7 have been and continue to be satisfied or have been waived on the date on which the Closing was to have occurred pursuant to Section 1.2 (other than those conditions that by their nature cannot be satisfied other than at the Closing), and (iii) the Company stood ready and willing to consummate the Closing on the date on which the Closing was to occur pursuant to Section 1.2.

Section 8.4 Termination by Parent. This Agreement may be terminated, and the Transactions may be abandoned, by action of the board of directors of Parent:

(a) prior to the Effective Time, if (i) the Company Board or the Special Committee shall have made a Change of Recommendation (whether or not in compliance with Section 6.4), (ii) the Company Board fails to recommend against acceptance of a tender or exchange offer for any outstanding shares of capital stock of the Company that constitutes an Acquisition Proposal (other than by Parent or any of its Subsidiaries), including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, within ten (10) business days after commencement, or (iii) the Company shall have entered into, or publicly announced its intention to enter into, an Alternative Acquisition Agreement; or

(b) at any time prior to the Effective Time, if the Company shall have breached any representation, warranty, covenant or other agreement made by the Company in this Agreement or if any such representation and warranty shall have become inaccurate after the date of this Agreement, and such breach or inaccuracy would, individually or in the aggregate, result in a failure of a condition in Section 7.2(a) or Section 7.2(b), if continuing on the Closing Date, being satisfied, and such breach or inaccuracy (x) cannot be cured by the Company by the Termination Date or (y) if capable of being cured, shall not have been cured on or before the earlier of (A) 30 calendar days following receipt of written notice from Parent thereof or (B) the expiration of any shorter period of time that remains between the date Parent provides written notice of such breach or inaccuracy and the date that is three business days prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if it is then in breach of any representation, warranty, covenant or other agreement hereunder that would result in the failure of any condition set forth in Section 7.3 being satisfied.

Section 8.5 Effect of Termination.

(a) In the event of termination of this Agreement in accordance with its terms and the abandonment of the Transactions pursuant to this Article 8, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything to the contrary set forth in this Agreement, that (i) except as otherwise provided herein and subject to Section 8.5(e) (including the limitation on liability set forth therein), no such termination of this Agreement in accordance with its terms shall relieve any party from any liability to pay the fees, expenses and other amounts set forth in this Section 8.5 or Section 8.6 if and when due pursuant to the provisions thereof, (ii) subject to Section 8.5(e) (including the limitation on liability set forth therein), no such termination shall relieve any party from liability for any willful breach by such party (it being understood that, for purposes of this Agreement, “willful breach” shall mean a material breach that is the consequence of an omission by, or act undertaken by or caused by, the breaching party with the knowledge (actual or constructive) that the omission or taking or causing of such act would, or would be reasonably expected to, cause a breach of this

Agreement), (iii) no such termination shall relieve Parent from any payment or reimbursement obligation under Sections 6.5(a)(i), 6.13(c), 6.18(e) or 8.5(d) or Parent’s indemnification obligations under Sections 6.13(d) and 6.18(e) and (iv) the provisions set forth in Sections 6.9 and 8.5 and Article 9, the Confidentiality Agreement (to the extent provided therein) and the Limited Guaranties (to the extent provided therein) shall survive the termination of this Agreement.

(b) In the event that:

(i) (x) this Agreement is terminated by the Company or Parent pursuant to Section 8.2(b) or Section 8.4(b) (or pursuant to Section 8.2(a) at a time when this Agreement was terminable by Parent pursuant to Section 8.2(b) or Section 8.4(b)), (y) an Acquisition Proposal is made (and, in the case of a termination pursuant to Section 8.2(b) or pursuant to Section 8.2(a) at a time when this Agreement was terminable by Parent pursuant to Section 8.2(b), publicly available) after the date of this Agreement but prior to the date of the event giving rise to such right of termination and such Acquisition Proposal has not been publicly withdrawn prior to (1) the date of the event giving rise to such right of termination (in connection with a termination pursuant to Section 8.4(b) or pursuant to Section 8.2(a) at a time when this Agreement was terminable by Parent pursuant to Section 8.4(b)) or (2) the Company Stockholders Meeting (in connection with a termination pursuant to Section 8.2(b) or pursuant to Section 8.2(a) at a time when this Agreement was terminable by Parent pursuant to Section 8.2(b)), and (z) prior to or within 270 days of such termination, the Company enters into any definitive agreement with respect to, or consummates, any Acquisition Proposal (in each case whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (y)) (provided that for purposes of this clause (b), the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(a); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a);

then the Company shall promptly (but in no event later than (A) in the case of clause (i) above, three business days after the date on which the Company consummates the Acquisition Proposal or after the date on which the Company enters into a definitive agreement with respect thereto, (B) in the case of clause (ii) above, three business days after the date of such termination and (C) in the case of clause (iii) above, immediately prior to or substantially concurrently with such termination) pay or cause to be paid to Parent or its designees the Termination Fee by wire transfer of same day funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion). “Termination Fee” shall mean an amount equal to $19.0 million (less any Parent Expenses previously paid by the Company pursuant to Section 8.6). Any Termination Fee paid to Parent or its designees pursuant to this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by Parent to the Company for such purpose.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 8.3(b) or Section 8.3(c), then Parent shall promptly, but in no event later than three business days after the date of such termination, pay or cause to be paid to the Company by wire transfer of same day funds an amount equal to $45.0 million (the “Parent Fee”) (it being understood that in no event shall Parent be required to pay the Parent Fee on more than one occasion). It is agreed that the Parent Fee is liquidated damages and not a penalty, and the payment of the Parent Fee in the circumstances specified herein is supported by due and sufficient consideration.

(d) The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the Transactions, and that without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amounts due pursuant to Section 8.5(b) or Section 8.6, or if Parent fails to promptly pay the amounts due pursuant to Section 8.5(c) and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for any amounts due pursuant to Section 8.5(b) or Section 8.6, or a judgment against Parent or Merger Sub for any amounts due pursuant to Section 8.5(c), the Company shall pay to Parent or Merger Sub, on the one hand, or Parent shall pay to the Company, on the other hand, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

(e) Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.12: (i) the Company’s right to terminate this Agreement and to receive the Parent Fee pursuant to this Section 8.5 (and the guarantee thereof by the Guarantors pursuant to the Limited Guaranties and the reimbursement obligations of Parent under Section 8.5(d) hereof) shall, upon full payment to the Company of the Parent Fee, be the sole and exclusive remedies of the Company and its Affiliates against the Guarantors, Parent, Merger Sub, the Financing Sources or any former, current or future stockholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate, affiliated (or commonly advised) funds, representative, agent and assignee and successor of any of the foregoing (each, a “Related Party”) for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement or in any certificate or other document delivered in connection herewith (including any Financing Letter) or the failure of the Merger to be consummated, or in respect of any oral representation made or alleged to be have been made in connection herewith, in each case, in any circumstance in which the Company is permitted to terminate this Agreement and receive the Parent Fee pursuant to Section 8.5(c), and upon payment of such amounts if and when due, none of the Guarantors, Parent, Merger Sub, the Financing Sources or any of their Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except that Parent shall remain obligated with respect to the indemnification and reimbursement obligations of Parent contained in Sections 6.5(a)(i), 6.13(c), 6.13(d), 6.18(e) and 8.5(d)), the Limited Guaranties, the Equity Commitment Letters, the Debt Commitment Letter or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise; and (ii) in connection with any loss suffered as a result of any breach of any representation, covenant or agreement in this Agreement or the failure of the Merger to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith, in each case, other than in a circumstance in which the Company is permitted to terminate this Agreement and receive the Parent Fee pursuant to Section 8.5(c), the Company agrees that the maximum aggregate liability of Parent and Merger Sub to the Company shall be limited to an amount equal to the amount of the Parent Fee, and in no event shall the Company seek to recover any money damages in excess of such amount. Notwithstanding anything to the contrary contained herein, under no circumstances will the Company be entitled to monetary damages the aggregate amount of which, together with any portion of the Parent Fee paid to the Company by Parent pursuant to Section 8.5(c), exceeds the amount of the Parent Fee (plus any amounts payable pursuant to Section 8.5(d)), and in no event shall the Company seek to recover monetary damages from any Related Party (other than Parent and Merger Sub and, in accordance with and subject to the terms and conditions of the Limited Guaranties, the Guarantors). Parent’s right to terminate this Agreement and to receive the Termination Fee pursuant to Section 8.5(b) shall, upon full payment to Parent of the Termination Fee, be the sole and exclusive remedy of Parent, Merger Sub, the Guarantors and their respective Affiliates against the Company and any of its respective former, current, or future stockholders, directors, officers, employees, Affiliates, representatives or agents for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by the Company in this Agreement or in any certificate or other document delivered in connection herewith or the failure of the Merger to be consummated, or in respect of any oral representation made or alleged to have been made in connection herewith, in each case, in any circumstance in which Parent is permitted to terminate this Agreement and receive the Termination Fee pursuant to Section 8.5(b), and upon payment of such amounts if and when due, none of the Company or any of its respective former, current, or future stockholders, directors, officers, employees, Affiliates, agents or representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions (except for any reimbursement and expense obligations of the Company pursuant to Section 8.5(d) and Section 8.6) or in respect of any other document or theory of law or equity or in respect of oral representations made or alleged to be made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and, in such case, the receipt of the Termination Fee shall be deemed to be liquidated damages and not a penalty (and the payment of the Termination Fee in the circumstances specified herein is supported by due and sufficient consideration) for any and all losses and damages suffered or incurred by Parent, Merger Sub and each of their Affiliates and any other Person in connection with this Agreement (and the termination hereof), the Merger and the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination and none of Parent, Merger Sub, their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any Affiliate of the Company arising out of or in connection with this Agreement, the Merger or any of the Transactions (or the abandonment or termination thereof) or any matters forming the basis of such termination.

Section 8.6 Parent Expenses. Notwithstanding anything to the contrary in this Agreement, in the event of termination of this

Agreement by (i) either party pursuant to Section 8.2(b) (or a termination by the Company pursuant to a different section of Section 8.2 at a time when this Agreement was terminable pursuant to Section 8.2(b)) or (ii) Parent pursuant to Section 8.4(b), then the Company shall promptly, but in no event later than three business days after receipt of an invoice (with supporting documentation) therefor from Parent, pay Parent’s designee all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, hedging counterparties, experts and consultants) incurred by Parent, Merger Sub and their respective Affiliates in connection with this Agreement and the Transactions up to a maximum amount of $2,500,000 (the “Parent Expenses”), by wire transfer of immediately available funds; provided, however, that in no event shall the Company have any obligation to make any such payment if, at the time of such termination, this Agreement was terminable by the Company pursuant to Section 8.3(b).

Section 8.7 Extension; Waiver. Subject to Section 9.5, at any time prior to the Effective Time, each party may by action taken by its board of directors, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made by any other party hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of any other party hereto contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 9

GENERAL PROVISIONS

Section 9.1 Survival. This Article 9 and the agreements of the Company, Parent and Merger Sub contained in Article 3 and Sections 6.8, 6.9, 6.10, 6.14 and 6.16 and the indemnification and reimbursement provisions of Section 6.13 shall survive the consummation of the Merger. All other representations, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

Section 9.2 Notices. Except as otherwise provided herein, any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile or electronic transmission, courier service (with proof of service) or hand delivery, addressed as follows:

(a)	if to the Company, to it at:

TPC Group Inc.

5151 San Felipe Suite 800

Houston, Texas 77056

Attention:    Rishi Varma

Facsimile:    (832) 415 0456

with a copy, which will not constitute notice for purposes hereof, to:

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana

Houston, Texas 77002-4995

Attention:    M. Breen Haire

       Stephen A. Massad

Email: breen.haire@bakerbotts.com

Facsimile: (713) 229-2748

and

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana, Suite 6800

Houston, Texas 77002

Attention: Frank Bayouth

Facsimile: (713) 655-5200

Email: frank.bayouth@skadden.com

(b)	if to Parent or Merger Sub, to it at:

c/o First Reserve Corporation

600 Travis St., Suite 6000

Houston, Texas 77002

Attention:    Neil Wizel

Email:          nwizel@firstreserve.com

Facsimile:    (713) 655-0771

c/o SK Capital Partners

400 Park Avenue Ste 810

New York, New York 10022

Attention:    Jack Norris

Email:          jnorris@skcapitalpartners.com

Facsimile:    (212) 867-4525

with a copy, which will not constitute notice for purposes hereof, to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention: William E. Curbow

Facsimile: (212) 455-2502

Email: wcurbow@stblaw.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

Section 9.3 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent and Merger Sub may without such consent, assign in writing, directly or indirectly, their respective rights and obligations hereunder to any of their respective wholly owned Subsidiaries (provided that no such assignment shall relieve such parties of their obligations hereunder); provided, further, however, that Parent may assign this Agreement to a newly formed parent holding company, which will assume all of Parent’s obligations hereunder, in connection with Parent’s reorganization (provided that no such assignment shall impair or delay the consummation of the Financing, Merger and the other Transactions or relieve Parent of its obligations under this Agreement); upon such assignment by Parent, all references in this Agreement to “Parent” shall be deemed references to such newly formed parent holding company. Any purported assignment in violation of this Agreement is void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective successors. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 6.10 and this Section 9.3, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors and administrators any rights, remedies, obligations or liabilities under or by reason of this Agreement, other than (i) the right of the stockholders of the Company to receive the aggregate Per Share Merger Consideration after the Closing (a claim that may not be made unless and until the Effective Time shall have occurred), (ii) the rights of the holders of Company Options, Company SARs, Restricted Shares, Company RSUs and Company PSUs to receive the amounts set forth in and pursuant to Section 3.3 (a claim that may not be made unless and until the Effective Time shall have occurred) and (iii) the right of the Company to pursue damages in the event of Parent’s or Merger Sub’s willful breach of this Agreement (a claim which shall be enforceable only by the Company, in its sole and absolute discretion), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub. In addition, the Financing Sources under the Debt Commitment Letter shall be considered third party beneficiaries with respect to Sections 8.5(a), 8.5(c), 8.5(d), 8.5(e), 9.3, 9.4, 9.11, 9.13 and 9.14 and the Related Parties shall be considered third party beneficiaries with respect to Section 8.5(e) and Section 9.15. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.7 without notice or liability to any Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.4 Entire Agreement. This Agreement, the exhibits to this Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Voting Agreements, the Limited Guaranties, the Confidentiality Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

Section 9.5 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their boards of directors, at any time prior to the Effective Time; provided, however, that after the Company Stockholder Approval, no amendment may be made without further stockholder approval which by law requires further approval by the holders of Shares. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.6 Governing Law. This Agreement and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to the conflicts of law provisions thereof that would cause the laws of any other jurisdiction to apply.

Section 9.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

Section 9.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 9.9 Interpretation. In this Agreement:

(a) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. The words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation.”

(b) The phrase “to the knowledge of” and similar phrases relating to knowledge of the Company or Parent, as the case may be, unless otherwise indicated, shall mean the actual knowledge after due inquiry of the individuals listed on Section 9.9 of the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be.

(c) “Affiliate” of a Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person. For purposes of this Agreement, each of First Reserve XII Advisors, L.L.C. and SKCP Fund Management LLC and their respective affiliates shall be deemed to be “Affiliates” of Parent and Merger Sub.

(d) “business day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York.

(e) “Confidentiality Agreement” means the Confidentiality Agreement dated January 4, 2012 by and among the Company, First Reserve XII Advisors, L.L.C. and SKCP Fund Management LLC.

(f) “Company Material Adverse Effect” means any change, event, occurrence, effect or development that (x) has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (y) prevents or materially impedes, materially interferes with or materially delays the consummation of the Transactions, including the Merger; provided, that, none of the following, and no change, event, occurrence, effect or development to the extent arising out of or resulting from the following, shall constitute or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur:

(i) any changes, events, occurrences or effects generally affecting (A) the industries in which the Company and its Subsidiaries operate (including changes in commodity prices (including prices for butadiene, unleaded regular gasoline, butane and refinery grade propylene) and in general market prices), (B) changes in prices for feedstocks, including crude C4s, chemical grade propylene, high purity isobutylene, methanol and hydrogen or (C) general economic conditions, political conditions or credit, financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates; or

(ii) any changes, events, occurrences or effects arising out of, resulting from or attributable to (A) changes or proposed or prospective changes after the date hereof in Applicable Laws, applicable regulations of any Governmental Authority, generally accepted accounting principles or accounting rules or standards (including the accounting rules and regulations of the SEC), or any changes or proposed or prospective changes after the date hereof in the interpretation or enforcement of any of the foregoing, (B) the announcement of this Agreement or the pendency or consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees (including the loss or departure of officers or other employees) or regulators, or any stockholder or other litigation (or settlement thereof) relating to this Agreement or the Transactions (provided that the exceptions in this clause (ii)(B) shall not be deemed to apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 4.6 and, to the extent related thereto, the condition in Section 7.2(a)), (C) hostilities, acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such hostilities, acts of war (whether or not declared), sabotage or terrorism, (D) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (E) any action taken by the Company or its Subsidiaries at Parent’s or Merger Sub’s written request or compliance by the Company or its Subsidiaries with Sections 6.5(c), 6.13, and 6.18, (F) any change in the Company’s credit ratings, (G) any decline in the market price, or change in trading volume, of any capital stock of the Company, or (H) any failure to meet any internal or public projections, forecasts or estimates of the Company’s revenue, earnings or other financial or operating performance or results of operations for any period;

provided, that (x) changes, events, occurrences or effects set forth in clauses (i)(A) through (C), (ii)A, (ii)(C) and (ii)(D) above may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect if and to the extent such changes, events, occurrences or effects have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, in relation to others in the industries in which the Company and its Subsidiaries operate, and (y) the underlying cause of any failure referred to in clause (ii)(F), (ii)(G) or (ii)(H) (if not otherwise falling within any of the other exceptions provided by clause (i) and clause (ii) above) may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect.

(g) “Governing Documents” means the Company Charter, the Company Bylaws or other securityholders agreement or similar arrangement with securityholders of the Company addressing corporate governance matters.

(h) “Parent Material Adverse Effect” means any change, event, occurrence, or effect that would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation by Parent and Merger Sub of the Transactions.

(i) “Special Committee” means a committee of the Company Board, the members of which are not affiliated with Parent or Merger Sub and are not members of the Company’s management, formed for the purpose of evaluating, and making a recommendation to the full Company Board with respect to, any proposal to engage in a transaction to acquire the Company (including the Merger), and shall include any successor committee to the Special Committee existing as of the date of this Agreement or any reconstitution thereof.

(j) The term “Subsidiary,” when used with respect to any party, means any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such party directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such party or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

Section 9.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, or delay or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default hereunder by any other party shall be deemed to impair any such right power or remedy, nor will it be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 9.11 Severability. If any provision of this Agreement is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement, to the extent possible, in such a manner as to be valid, legal and enforceable but so as to retain most nearly the intent of the parties as expressed herein, and if such a modification is not possible, that provision will be severed from this Agreement, and all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Notwithstanding the foregoing, the parties hereto intend that the provisions of Article 8 and Section 9.12, including the remedies and limitations thereon (including Section 8.5(e)) be construed as an integral provision of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party’s rights hereunder or increases a party’s liability or obligations hereunder or under the Financing Letters or the Limited Guaranties.

Section 9.12 Enforcement of Agreement.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger and the Transactions) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and hereby agree that, unless this Agreement has been terminated in accordance with Article 8, in the event of any breach or threatened breach by the Company, on the one hand, or Parent and Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.

(b) Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance of Parent’s and Merger Sub’s obligation to cause the Equity Financing to be funded, including by requiring Parent and/or Merger Sub to file one or more lawsuits against the Guarantors to fully enforce the Guarantors’ obligations under the Equity Commitment Letters and Parent’s and/or Merger Sub’s rights thereunder; provided, however, that such right shall be available if, and only if, (w) all of the conditions in Sections 7.1 and 7.2 (other than those conditions that by their nature cannot be satisfied until the Closing Date, but each of which conditions shall be capable of being satisfied upon the Closing Date) have been satisfied by the date the Closing is required to have occurred, (x) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (y) the Debt Financing provided for by the Debt Commitment Letter has been funded or will be funded at the Closing, if the Equity Financing is funded at the Closing, and (z) the Company has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.

(c) Notwithstanding the foregoing, it is explicitly agreed that the Company shall be entitled to seek specific performance to cause Parent and Merger Sub to enforce the terms of the Debt Commitment Letter and the definitive documents therefor, including by requiring Parent and/or Merger Sub to file one or more lawsuits against the Financing Sources to fully enforce the Financing Sources’ obligations thereunder and Parent’s and/or Merger Sub’s rights thereunder; provided, however, that such right shall be available if, and only if, (x) all of the conditions in Sections 7.1 and 7.2 (other than those conditions that by their nature cannot be satisfied until the Closing Date, but each of which conditions shall be capable of being satisfied on the Closing Date) have been satisfied by the date the Closing is required to have occurred, (y) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, and (z) all of the conditions to the consummation of the Debt Financing provided for by the Debt Commitment Letter have been satisfied (other than receipt of (i) the Equity Financing, (ii) any conditions that are within the control of Parent or Merger Sub, and (iii) those conditions that by their nature cannot be satisfied until the Closing Date, but each of which conditions referenced in this clause (iii) shall be capable of being satisfied on the Closing Date).

(d) Each of the parties agrees that it will not raise any objections to the availability of the equitable remedy of specific performance or other equitable relief as provided herein, including objections on the basis that (x) either party has an adequate remedy at law or equity or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Until such time as Parent pays the Parent Fee, the remedies available to the Company pursuant to this Section 9.12 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Fee pursuant to Section 8.5. The parties hereto further agree that nothing set forth in this Section 9.12 shall require any party hereto to institute any proceeding for specific performance under this Section 9.12 prior to or as a condition to exercising any termination right under Article 8 (and/or receipt of any amounts due pursuant to Section 8.5), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 9.12 or anything set forth in this Section 9.12 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 8. For the avoidance of doubt, under no circumstances will the Company be entitled to monetary damages the aggregate amount of which, together with any portion of the Parent Fee paid to the Company by Parent pursuant to Section 8.5(c), exceeds the amount of the Parent Fee (plus any amounts payable pursuant to Section 8.5(d)).

Section 9.13 Consent to Jurisdiction and Venue. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, only if that court declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in the event any dispute arises out of this Agreement or any of the Transactions and consents to service of process in the manner provided in Section 9.2, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than such court. The parties hereby further agree that New York state or United States federal courts sitting in New York, the borough of Manhattan, City of New York, shall have exclusive jurisdiction over any action brought against any Financing Source under the Debt Commitment Letter or any of their respective Affiliates in connection with the Transactions.

Section 9.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREFOR (INCLUDING IN RESPECT OF THE DEBT FINANCING AND DEBT COMMITMENT LETTER).

Section 9.15 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon or under this Agreement, or the negotiation, execution or performance of this

Agreement may only be made against the entities that are expressly identified as parties hereto and, in accordance with and subject to the terms and conditions of the Limited Guaranties, the Guarantors, and no Related Party (other than the Guarantors in accordance with and subject to the terms and conditions of the Limited Guaranties) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim against the parties to this Agreement (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or any of its Affiliates, and the Company agrees not to and cause its Affiliates and its and its Affiliates’ Representatives not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Related Party (other than from the Guarantors in accordance with and subject to the terms and conditions set forth in the Limited Guaranties).

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The parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

TPC GROUP INC.

By:	/s/ Michael T. McDonnell
Name:	Michael T. McDonnell
Title:	President and CEO

SAWGRASS HOLDINGS INC.

By:	/s/ Neil A. Wizel
Name:	Neil A. Wizel
Title:	Co-President and Treasurer

By:	/s/ Jack Norris
Name:	Jack Norris
Title:	Co-President and Secretary

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SAWGRASS MERGER SUB INC.

By:	/s/ Neil A. Wizel
Name:	Neil A. Wizel
Title:	Co-President and Treasurer

By:	/s/ Jack Norris
Name:	Jack Norris
Title:	Co-President and Secretary

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